Three Bentall Centre
Suite 3100, PO Box 49143
595 Burrard Street
Vancouver, British Columbia V7X 1J1

2017	Notice of Annual General Meeting of Shareholders
ANNUAL GENERAL	Management Information Circular
MEETING	Form of Proxy
Annual Financial Statement Request Form
Report to Shareholders

Place:	Sutton Place Hotel 845 Burrard Street Vancouver, BC V6Z 2K6

Time:	2:00 p.m. (Vancouver time)

Date:	June 16, 2017

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares you may contact B2Gold’s proxy solicitation agent:
Laurel Hill Advisory Group
North American Toll-Free Number: 1-877-452-7184 Collect Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com

B2GOLD CORP.

CORPORATE DATA	Head Office
Suite 3100, Three Bentall Centre
595 Burrard Street, PO Box 49143
Vancouver, British Columbia V7X 1J1

Directors and Officers

Robert Cross – Chairman and Director
Robert Gayton – Director
Jerry Korpan – Director
Bongani Mtshisi – Director
Kevin Bullock – Director
George Johnson – Director
Clive Johnson – Chief Executive Officer, President and Director
Roger Richer – Executive Vice President, General Counsel and Secretary
Mike Cinnamond – Senior Vice President, Finance and Chief Financial Officer
Tom Garagan – Senior Vice President, Exploration
Dennis Stansbury – Senior Vice President, Engineering and Project Evaluations
William Lytle – Senior Vice President, Operations
Ian MacLean – Vice President, Investor Relations
Dale Craig – Vice President, Operations
Eduard Bartz –Vice President, Taxation and External Reporting
Brian Scott – Vice President, Geology and Technical Services
Hugh MacKinnon – Vice President, Geology
John Rajala – Vice President, Metallurgy
Dana Rogers – Director of Finance
Kerry Suffolk – Treasurer
Peter Gibson – Group Financial Controller

Registrar and Transfer Agent

Computershare Investor Services Inc.
3rd Floor, 510 Burrard Street
Vancouver, British Columbia V6C 3B9

Computershare Investor Services Inc.
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

Legal Counsel

Lawson Lundell LLP
1600 – 925 West Georgia Street
Vancouver, British Columbia V6C 3L2

Auditor

PricewaterhouseCoopers LLP, Chartered Accountants
Suite 200, 250 Howe Street
Vancouver, British Columbia V7Y 1L3

Listing

Toronto Stock Exchange: Symbol “BTO”
NYSE MKT: Symbol “BTG”
Namibian Stock Exchange: Symbol “B2G”

B2GOLD CORP.
NOTICE OF ANNUAL GENERAL MEETING

to be held on June 16, 2017

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of the Shareholders of B2GOLD CORP. (the “Company”) will be held at the Sutton Place Hotel, 845 Burrard Street, Vancouver, British Columbia on Friday, June 16, 2017, at 2:00 p.m. (Vancouver time) for the following purposes:

1.	To receive and consider the consolidated financial statements for the fiscal year ended December 31, 2016, together with the auditor’s report thereon.

2.	To set the number of Directors of the Company at seven (7).

3.	To elect Directors of the Company for the ensuing year.

4.	To appoint the Auditor of the Company for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the Auditor.

5.	To transact such other business as may properly come before the Meeting, or any adjournment or adjournments thereof.

The Board of Directors has fixed the close of business on April 21, 2017, as the record date for determining shareholders who are entitled to receive notice and to vote at the Meeting or any adjournment of the Meeting. No person who becomes a shareholder of the Company after the record date will be entitled to vote or act at the Meeting or any adjournment thereof.

Meeting Material

Accompanying this Notice of Meeting are: (i) the management information circular; (ii) a form of proxy; and (iii) an annual financial statement request form.

The accompanying management information circular provides information relating to the matters to be addressed at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1600 – 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, during normal business hours up to June 16, 2017, being the date of the Meeting, as well as at the Meeting.

Voting

If you are a registered shareholder and are unable to attend the Meeting in person, in order for your proxy to be valid and your votes to be counted, you must date, execute and return the accompanying form of proxy to the Company, c/o Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (Attn: Proxy Department), by not later than 2:00 p.m. (Vancouver time) on Wednesday, June 14, 2017, or if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the adjourned meeting.

If you are a non-registered shareholder and receive these materials through your broker or another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or other intermediary. If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting.

Shareholder Questions

Shareholders who have questions or need assistance with voting their shares may contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Collect Outside North America); or by email at: assistance@laurelhill.com.

DATED at Vancouver, British Columbia, this 15th day of May, 2017.

BY ORDER OF THE BOARD

“Clive Johnson”

Clive Johnson
President, Chief Executive Officer
and Director

B2GOLD CORP.
INFORMATION CIRCULAR

Dated as of May 15, 2017

SOLICITATION OF PROXIES

This management information circular (this “Information Circular”) is furnished in connection with the solicitation of proxies by the management of B2Gold Corp. (“B2Gold” or the “Company”) for use at the Annual General Meeting of shareholders of the Company to be held on June 16, 2017 (the “Meeting”) at 2:00 p.m. (Vancouver time) at the Sutton Place Hotel, 845 Burrard Street, Vancouver, British Columbia, or at any adjournment thereof for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone by the directors, officers and regular employees of the Company at a nominal cost to the Company.

Laurel Hill Advisory Group (“Laurel Hill”) is acting as the Company’s proxy solicitation agent. If you have any questions or require assistance in voting your proxy, please contact Laurel Hill at 1-877-452-7184 toll free in North America, or call collect outside North America at 416-304-0211 or by e-mail at assistance@laurelhill.com. The Company will be paying Laurel Hill a fee of approximately $30,000, plus out-of-pocket expenses.

The cost of solicitation will be borne by the Company. Except as required by statute, regulation or policy thereunder, the Company does not reimburse shareholders, nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute each form of proxy.

The contents and the sending of this Information Circular have been approved by the directors of the Company. The Company reports in United States dollars. All references to “$” or “dollars” in this Information Circular refer to Canadian dollars unless otherwise indicated. References to “US$” or “U.S. dollars” are used to indicate United States dollar values.

VOTING BY PROXIES

The form of proxy accompanying this Information Circular confers discretionary authority upon the proxy nominee with respect to any amendments or variations to matters identified in the Notice of Meeting and any other matters that may properly come before the Meeting. As at the date of this Information Circular, management is not aware of any such amendments or variations, or of other matters to be presented for action at the Meeting.

If the instructions in a proxy given to the proxy nominee are certain, the common shares represented by proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any poll as specified in the proxy with respect to the matter to be acted on. If a choice is not so specified with respect to any such matter, the common shares represented by a proxy given to the proxy nominee will be voted in favour of the resolutions referred to in the form of proxy accompanying this Information Circular and for the election of the nominees of management for directors and for the appointment of the Auditor. A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for such shareholder on such shareholder's behalf at the Meeting other than the persons designated in the form of proxy and may exercise such right by inserting the name in full of the desired person in the blank space provided in the form of proxy and striking out the names now designated.

A proxy will not be valid unless it is signed by the registered shareholder, or by the registered shareholder’s attorney with proof that they are authorized to sign. If you represent a registered shareholder that is a corporation or an association, your proxy should have the seal of the corporation or association, and must be executed by an officer or an attorney who has written authorization. If you execute a proxy as an attorney for an individual registered shareholder, or as an officer or attorney of a registered shareholder that is a corporation or association, you must include the original or notarized copy of the written authorization for the officer or attorney with your proxy form.

If you are voting by proxy, send your completed proxy by fax or mail to the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”) at 8th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1, or by fax at 1-866-249-7775 in Canada and the United States and 001-416-263-9524 outside of Canada and the United States. You may also vote on the internet or by phone by following the instructions set out in the form of proxy. Computershare must receive your proxy by 2:00 p.m. (Vancouver time) on June 14, 2017, or 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting is reconvened if the Meeting is adjourned. Late proxies may be accepted by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

REVOCABILITY OF PROXIES

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation. To be valid, an instrument of revocation must be received by the registered office of the Company by fax at (604) 669-1620, by mail or by hand at Lawson Lundell LLP, 1600 – 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or provided to the Chairman of the Meeting on the day fixed for the Meeting or any adjournment thereof by not later than the time fixed for commencement of such Meeting. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Only registered shareholders have the right to revoke a proxy. Non-registered shareholders can change their vote by contacting their intermediary in sufficient time prior to the Meeting to arrange to change the vote and, if necessary, revoke the proxy.

INFORMATION FOR NON-REGISTERED SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders of the Company as a substantial number of shareholders do not hold their common shares in their own names.

This Information Circular and the accompanying materials are being sent to registered shareholders and non-registered shareholders, that is shareholders of the Company who hold common shares through a broker, agent, nominee or other intermediary. Non-Registered Shareholders should note that only proxies deposited by shareholders whose names appear on the share register of the Company will be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those common shares will not be registered in the shareholder’s name on the records of the Company. Such common shares will more likely be registered under the name of an intermediary, typically the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc.), which company acts as a nominee for many Canadian brokerage firms. Common shares held by brokers (or their agents or nominees) on behalf of a broker’s client may only be voted (for or against resolutions) in accordance with instructions received from the Non-Registered Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for Non-Registered Shareholders.

Additional Information for Non-Registered Holders

Securities regulatory policies require brokers and other intermediaries to seek voting instructions from Non-Registered Shareholders in advance of shareholders’ meetings. Each broker or intermediary has its own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Non-Registered Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy or voting instruction form (“VIF”) supplied to a Non-Registered Shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Non-Registered Shareholder.

Most brokers delegate responsibility for obtaining instructions from clients to Broadridge in the United States and in Canada. Broadridge mails a VIF in lieu of a Proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your shares at the Meeting. The completed VIF must be returned by mail (using the return envelope provided) or by facsimile. Alternatively, Non-Registered Shareholders may call a toll-free number or go online to www.proxyvote.com to vote. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Company’s shares to be represented at the Meeting and the appointment of any Shareholder’s representative.

The Company may utilize Broadridge’s QuickVoteTM system to assist Shareholders with voting their shares. Certain Non-Registered Shareholders who have not objected to the Company knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill, which is soliciting proxies on behalf of management of the Company, to conveniently obtain a vote directly over the phone.

A Non-Registered Shareholder who receives a VIF or form of proxy cannot use that form to vote common shares directly at the Meeting. The VIF or form of proxy must be returned following the instructions set out on the form well in advance of the Meeting in order to have the common shares voted at the Meeting on your behalf.

Accordingly, each Non-Registered Shareholder should:

(a)	carefully review the VIF or form of proxy and voting procedures that the shareholder’s broker, agent, nominee or other intermediary has furnished with this Information Circular; and

(b)	provide instructions as to the voting of the shareholder’s common shares in accordance with those voting procedures.

Although Non-Registered Shareholders may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of such shareholder's broker, a Non-Registered Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. Non-Registered shareholders who wish to attend the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the VIF or form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

Shareholders who have questions or need assistance with voting their shares may contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at: 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Collect Outside North America); or by email at: assistance@laurelhill.com.

All references to shareholders in this Information Circular and the accompanying form of proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The board of directors of the Company (the “Board” or the “Board of Directors”) has fixed the close of business on April 21, 2017, as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment thereof. As at the record date, 975,927,064 common shares in the capital of the Company were issued and outstanding. Each common share outstanding on the record date carries the right to one vote. The Company will arrange for the preparation of a list of the registered holders of its common shares on such record date. Each registered shareholder named in the list will be entitled to one vote at the Meeting for each common share shown opposite such shareholder’s name; registered shareholders holding common shares for the benefit of Non-Registered Shareholders are required to vote such shares as directed by the Non-Registered Shareholders, as more particularly described above.

Under the Company’s Articles, the quorum for the transaction of business at the Meeting is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued and outstanding common shares of the Company entitled to be voted at the Meeting.

To the knowledge of the directors and executive officers of the Company, as at the record date only the following shareholders beneficially own, controls or directs, directly or indirectly, common shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Name of Shareholder	Number of Shares	Percentage
Fidelity(1)	143,361,455	14.69%
Van Eck Associates Corporation	145,519,581(2)	14.91%
BlackRock, Inc.	107,697,125	11.03%

Notes:

(1)	FMR LLC Fidelity Contraford.
(2)

These common shares are held by Van Eck Associates Corporation (“VEAC”) in its capacity as an investment manager. VEAC has investment authority over accounts holding these common shares, and therefore may be deemed to have control over, but not ownership of, the common shares.

ELECTION OF DIRECTORS

The Articles of the Company provide that the number of directors to be elected will be the number determined by ordinary resolution. The Board of Directors presently consists of seven directors, of whom seven are being proposed for re-election at the Meeting. Accordingly, the Board of Directors is recommending that the number of directors of the Company be set at seven. Each of the seven persons whose name appears below is proposed by the Board of Directors to be nominated for election as a director of the Company to serve until the next annual general meeting of the Company or until such person otherwise ceases to hold office.

Majority Voting for Directors

The Company has adopted a policy (the “Majority Voting Policy”) that requires any nominee for election as a director who receives a greater number of votes “withheld” than votes “for” such nominee's election to tender their resignation to the Chair of the Board of Directors promptly following the Meeting. The Corporate Governance and Nominating Committee will consider the resignation and make a recommendation to the Board. The Board will generally be expected to accept the resignation, except in situations where it determines that exceptional circumstances would warrant the applicable director to continue to serve on the Board. The Board of Directors will make its final decision and announce the decision in a news release within 90 days following the Meeting. The applicable director will not participate in any deliberations regarding such directors’ resignation offer. This policy does not apply if there is a contested director election.

Advance Notice of Director Nominations

The Company has adopted a policy (the “Advance Notice Policy”) that provides shareholders, directors and management of the Company with a clear framework for nominating directors. The Advance Notice Policy fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

In the case of an annual general meeting of shareholders, notice to the Company must be made not less than 30 nor more than 65 days prior to the date of the annual general meeting; provided, however, that in the event that the annual general meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual general meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement. In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Board of Directors may, in its sole discretion, waive any requirement of the Advance Notice Policy.

Nominees

The persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Each director elected will hold office until the next annual general meeting of the Company or until such director's successor is elected or appointed, unless such director's office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”). Management does not contemplate that any of the proposed nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, the common shares represented by properly executed proxies given in favour of management’s nominee(s) may be voted by the person designated by management of the Company in the enclosed form of proxy, in such person's discretion, in favour of another nominee.

The following table, including the notes thereto, sets forth information with respect to each person proposed to be nominated for election as a director, including their province or state and country of residence, position with the Company, their present and past principal occupation or employment for the past five years, the date of first appointment as a director and the number of common shares of the Company beneficially owned, or controlled or directed, directly or indirectly, by such person as at the date of this Information Circular.

Name, Position, Province/State and Country of Residence(1)	Principal Occupation and Occupation During the Past 5 Years(1)	Director Since	Number of Shares Beneficially Owned, Controlled or Directed(2)
Clive Johnson, Director, President & Chief Executive Officer(8) British Columbia, Canada	President and Chief Executive Officer of the Company	December 17, 2006	5,499,039(3)
Robert Cross, Director, Chairman(4)(5)(6) British Columbia, Canada	Serves as independent director and, in some cases, non-executive Chairman of public companies, principally in the resource sector	October 22, 2007	871,660
Robert Gayton, Director(4)(5)(6) British Columbia, Canada	Consultant to various public companies since 1987	December 17, 2006	299,000
Jerry Korpan, Director(4)(6)(7) London, England	Director of several public natural resource companies	November 20, 2007	2,500,000
Bongani Mtshisi, Director(5)(7) Gauteng, South Africa	CEO of BSC Resources Ltd. from October 2005 to present	December 22, 2011	22,800
Kevin Bullock, Director Ontario, Canada	CEO of Golden Reign Resources Ltd from January 2016 to present; formerly the President and Chief Executive Officer of Volta Resources Inc. (“Volta”)	December 22, 2013	81,190

Name, Position, Province/State and Country of Residence(1)	Principal Occupation and Occupation During the Past 5 Years(1)	Director Since	Number of Shares Beneficially Owned, Controlled or Directed(2)
George Johnson, Director(7) Washington, USA	Senior Vice President, Operations of the Company from August 11, 2009 until April 30, 2015	March 15, 2016	500,000

Notes:

(1)	The information as to the residency and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2)

The information as to common shares beneficially owned, or controlled or directed, directly or indirectly, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3)

In addition to the common shares of the Company held by Clive Johnson as noted in the table above, Mr. Johnson is also a trustee of an incentive plan (the “B2Gold Incentive Plan”) that holds 1,705,000 common shares of the Company. The common shares are held pursuant to a declaration of trust dated June 29, 2007 between the Company and the trustees, which was established, prior to the Company becoming a reporting issuer, to hold common shares of the Company purchased by the trustees to be allocated to directors, officers, employees and service providers of the Company as determined by the trustees.

(4)	Member of the Audit Committee.
(5)	Member of the Compensation Committee.
(6)	Member of the Corporate Governance and Nominating Committee.
(7)	Member of the Health, Safety, Environmental, Security, and Social Committee.
(8)	Member of the Disclosure Committee.

Cease Trade Orders or Bankruptcies

No proposed director:

(a)

is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company), that:

(i)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, and in each case that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

(b)

is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective proposed directors.

Penalties or Sanctions

No proposed director has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)

any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective proposed directors.

APPOINTMENT OF AUDITOR

Management of the Company will propose the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as Auditor of the Company to hold office until the next annual meeting of the Company and will also propose that the directors of the Company be authorized to fix the remuneration to be paid to the Auditor.

PricewaterhouseCoopers LLP were first appointed Auditor of the Company on September 18, 2007. Unless otherwise instructed, the persons named in the accompanying proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as Auditor of the Company, and to authorize the directors of the Company to fix their remuneration.

EXECUTIVE COMPENSATION

Named Executive Officers

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers”):

(a)	the Company’s chief executive officer (“CEO”);

(b)	the Company’s chief financial officer (“CFO”);

(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)

each individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was neither an executive officer of the Company nor acting in a similar capacity at the end of that financial year.

As at December 31, 2016, the Company had six (6) Named Executive Officers: Clive Johnson, President and CEO; Michael Cinnamond, Senior Vice President, Finance and CFO; Roger Richer, Executive Vice President, General Counsel and Secretary; Tom Garagan, Senior Vice President, Exploration; Dennis Stansbury, Senior Vice President, Engineering and Project Evaluations; and William Lytle, Senior Vice President, Operations (formerly Vice President, Africa).

The Company reports in United States dollars. However, all compensation awarded to, earned by, paid to, or payable to a Named Executive Officer is done so in Canadian dollars, unless otherwise stated.

Compensation Discussion & Analysis

Oversight of Compensation Program

The Compensation Committee of the Company’s Board of Directors (the “Compensation Committee”) is responsible for ensuring that the Company has in place an appropriate plan for executive compensation and for making recommendations to the Board of Directors with respect to the compensation of the Company’s executive officers. The Compensation Committee ensures that total compensation paid to all Named Executive Officers is fair, reasonable and competitive with the industry and is consistent with the Company’s compensation philosophy.

The Compensation Committee is responsible for the review and assessment of compensation arrangements for the Company’s executive officers and is authorized to approve terms of employment, salaries, bonuses, option grants and other incentive arrangements for the Company’s executive officers, and, where appropriate, any severance arrangements.

The Compensation Committee periodically reviews the management development and succession program established by our management and the organizational structure for management of the Company’s operations. The Compensation Committee reports to the Board of Directors on the committee’s functions and on the results of its reviews and any recommendations.

The members of the Compensation Committee are presently Robert Cross, Robert Gayton and Bongani Mtshisi, all of whom are considered independent for the purposes of National Instrument 58-101, Disclosure of Corporate Governance Practices (“NI 58-101”) and the applicable rules of the NYSE MKT LLC (the “NYSE MKT”). All of the current Compensation Committee members have significant experience with public companies and ongoing resource sector involvement. The skills and experience of each committee member that enable the Compensation Committee to make decisions on the suitability of the Company’s compensation policies and practices are as follows:

Robert Cross

Mr. Cross currently serves as an independent director of the Company and is a member of the corporate governance committee and compensation committee of several public companies that operate in the resource sector. He has over 25 years of experience in this capacity and in the investment banking industry.

Robert Gayton

Mr. Gayton currently serves as an independent director of the Company and is a director of several public and private companies. He was previously the Vice President of Finance with Western Silver Corporation from 1995 to 2004. He is also a member of the audit committee and compensation committee of several resource-based public companies and has served in this capacity for over 15 years.

Bongani Mtshisi

Mr. Mtshisi currently serves as an independent director of the Company and is currently the CEO of BSC Resources Ltd., a company that is involved in the exploration and development of copper and nickel commodities in South Africa. Mr. Mtshisi was also a founding member of Auryx Gold Corp. (“Auryx”), a leader in Namibian gold exploration and development, focused on generating shareholder value through the acquisition, discovery, growth, and development of gold resources. He is a Mining Engineer by training with more than 12 years of experience working in key commodity sectors such as platinum, gold, diamond, nickel and copper (Anglo Platinum, Debeers/HUF joint venture and Sub Nigel Gold). Mr. Mtshisi has a National diploma in Metalliferous Mining and a National Certificate in Project Management from The Technikon Witwatersrand in South Africa.

Compensation Philosophy and Objectives

Compensation plays an important role in achieving short and long-term business objectives that ultimately drive business success in alignment with long-term shareholder goals.

The Company’s compensation philosophy is based on the following fundamental principles:

(a)	compensation programs align with shareholder interests – the Company aligns the goals of executives with maximizing long term shareholder value;

(b)	performance sensitive – compensation for executive officers should be linked to operating and market performance of the Company and fluctuate with the performance; and

(c)

market competitive compensation – the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest calibre.

The objectives of the compensation program in compensating all Named Executive Officers were developed based on the above-mentioned compensation philosophy and are as follows:

  to attract, retain, motivate and reward highly qualified executive officers with a history of proven success;

  to align the interests of executive officers with shareholders’ interests and with the execution of the Company’s business strategy; and

  to evaluate executive performance on the basis of key measurements that correlate to long-term shareholder value.

Maintaining Competitive Compensation

The Compensation Committee reviews compensation practices of similarly situated companies in determining compensation policy. Although the Compensation Committee reviews each element of compensation for market competitiveness, and it may weigh a particular element more heavily based on the Named Executive Officer’s role within the Company, it is primarily focused on remaining competitive in the market with respect to total compensation.

The base salaries of the Named Executive Officers were established by the Compensation Committee following a review of data related to compensation levels and general compensation programs of companies within the mining exploration and development industry. In 2014, the Company adjusted the salaries of all executives in order to bring their compensation in line with market peers and maintain the Company’s competitiveness in the market, and further adjusted certain executives’ salaries in 2015 and 2016. The Company considers the following companies as comparative companies: Agnico Eagle Mines Ltd., Alamos Gold Inc., Centerra Gold Inc., Detour Gold Corporation, Eldorado Gold Corporation, Endeavour Mining Corporation, First Majestic Silver Corp., First Quantum Minerals Ltd., Hudbay Minerals Inc., IAMGOLD Corporation, Kinross Gold Corporation, Lundin Mining Corporation, New Gold Inc., OceanaGold Corporation, Silver Standard Resources Inc., Tahoe Resources Inc., Turquoise Hill Resources Ltd. and Yamana Gold Inc.

The Compensation Committee also relies on the past experience of its members as officers and/or directors at other companies in similar lines of business as the Company in assessing compensation levels.

Under the Company’s existing compensation program, base salary for each year and any incentive awards are determined in the first half of the year. In the event that a decision is made by the Compensation Committee to consider an increase in the compensation of the Named Executive Officers, the Compensation Committee will conduct a review of data related to compensation levels and general compensation programs of peer group companies, which companies will have similar business characteristics or compete with the Company for employees and investors, in order to:

  understand the competitiveness of current pay levels for each executive position relative to companies with similar revenues and business characteristics; and

  identify and understand any gaps that may exist between actual compensation levels and market compensation levels.

In November 2016, the Compensation Committee retained Lane Caputo Compensation Inc. to provide an independent compensation review of the executive officers’ and directors’ overall compensation packages, including severance provisions. The review was based on data from similarly situated mining companies, in terms of revenue, market capitalization, stage of development, scope of operations and employee headcount, to assist both management and the Board to develop base salaries, performance based variable compensation, such as our annual short-term incentive program, and long term equity based incentives designed to support business objectives and enhance shareholder value, as well as to assess the competitiveness of existing severance provisions.

The following table sets out the fees paid by the Company to consultants for services related to determining compensation for the company's directors and executive officers during the two most recently completed financial years:

Consultant	Financial Year Ending December 31	Executive Compensation Related Fees	All Other Fees
Lane Caputo Compensation Inc.	2016	$38,600	Nil
Mercer LLC	2015	$42,500	Nil

The Company also participated in the 2016 Mercer Mining Industry Survey.

Aligning the Interests of the Named Executive Officers with the Interests of the Company’s Shareholders

The Company believes that transparent, objective and easily verified corporate goals, combined with individual performance goals, play an important role in creating and maintaining an effective compensation strategy for the Named Executive Officers. The Company’s objective is to facilitate an increase in shareholder value through the achievement of these corporate goals under the leadership of the Named Executive Officers.

As the Named Executive Officers, as a group, beneficially own, or control or direct, directly or indirectly, approximately 1.68% of the issued and outstanding common shares of the Company, the interests of the Named Executive Officers and the shareholders are clearly aligned.

As the primary activities of the Company have transitioned from mineral exploration to mine development and operation, the objectives of the Company have also been under consideration. At the current time, the Compensation Committee considers it appropriate to gauge the performance of the Named Executive Officers primarily on the stock market performance of the Company’s common shares, cost containment for mine development, profitability of mine operations and success at increasing the mineral reserve and resource inventory of the Company. Specific goals have not been set as the basis for increases in base salary or bonus determination; however, the Compensation Committee will reconsider the development of such goals for 2017.

A combination of fixed and variable compensation is used to motivate executives to achieve overall corporate goals. For the 2016 financial year, the executive officer compensation program consisted of a fixed salary and benefits and an annual short-term incentive program in the form of restricted share units.

Fixed salary and benefits comprise a considerable portion of the total cash-based compensation; however, annual incentives, including restricted share units, represent compensation that is “at risk”. The “at risk” component of the compensation program is intended to establish a direct link between executive compensation and the achievement of the Named Executive Officer's applicable performance targets and the market performance of the Company’s common shares. To mitigate the risk that executives may focus on the short-term performance of the Company’s common shares at the expense of the Company’s long-term sustainability and performance, incentive bonuses for the 2016 financial year were awarded in the form of restricted share units that will vest in equal portions immediately and on the first and second anniversary of the date of grant, as well as cash bonus incentives derived from performance against annual objectives for both the Company and the individuals. The Company considers the risk of Named Executive Officers focusing on the short-term performance of the Company’s common shares at the expense of sustainable, mid- to long-term growth of the Company to be minimal.

To date, no specific formulae have been developed to assign a specific weighting to each of these components. Instead, the Board of Directors considers each performance target and the Company’s performance and assigns compensation based on this assessment and the recommendations of the Compensation Committee.

Each element of the total targeted compensation is reviewed on an annual basis by the Compensation Committee for each Named Executive Officer, to ensure that the incentives are designed and implemented to align compensation with short term and long-term key corporate objectives and performance by the relevant Named Executive Officer.

Risk Management and Assessment

The Board and the Compensation Committee consider the implications of the risks associated with its compensation policies when determining the appropriate form of executive compensation. In order to assist the Board in fulfilling its oversight responsibilities with respect to risk management in terms of the Company’s compensation structure, the Compensation Committee reviews, on at least an annual basis, the Company’s compensation policies and practices. As part of such review process, the Compensation Committee endeavours to identify any practices that may encourage a director, officer or employee to expose the Company to unacceptable or excessive risk.

As discussed above, executive compensation is comprised of both short-term compensation, in the form of a base salary, benefits and short term incentive bonuses designed to link compensation with short-term corporate performance goals, and long-term compensation in the form of stock options and restricted share units.

Short-term incentive bonuses in respect of 2016 were paid in April of 2017 as cash bonuses. The performance goals and other metrics used to determine the amount of a Named Executive Officer’s bonus are measures that the Compensation Committee believes drive long-term shareowner value. The Compensation Committee attempts to set ranges for these measures that promote success without encouraging excessive risk-taking to achieve short-term results.

Long-term incentive bonuses in respect of 2016 were awarded in April of 2017 in the form of restricted share units, whereby one third vested on the date of grant, one third will vest on the first anniversary of the date of grant and one third will vest on the second anniversary of the date of grant. The Compensation Committee believes that this ensures a significant portion of executive compensation is both long-term and “at risk” and, accordingly, is directly linked to the achievement of business results and the creation of long-term shareholder value.

Due to the size of the Company and its current management group, the Board is also able to closely monitor and consider any risks that may be associated with the Company’s compensation policies and practices. The Compensation Committee believes that risks, if any, may also be identified and mitigated through regular Board meetings during which financial and other information of the Company is regularly reviewed.

The Compensation Committee currently believes that the Company's compensation policies do not encourage Named Executive Officers or individuals at principal business units or divisions of the Company to take inappropriate or excessive risks. The Company’s compensation policies are structured such that most variable components of compensation remain “at risk” over a period of time, thereby aligning shareholder interests with that of executive officers over the long-term.

The following components of the Company’s compensation framework are specifically designed to mitigate against compensation-related risks:

  there is an appropriate compensation mix, including fixed and performance based compensation, and multiple forms of compensation that include compensation that remains “at risk” over a period of time;

  incentive awards are reasonable in relation to salary and are capped to ensure there is no unlimited upside;

  short-term incentive bonus payments are derived from performance against annual objectives for both the Company and the individuals;

  short-term incentive bonuses may be paid in the form of restricted share units with longer-term vesting periods, thereby mitigating the risk that executives may sacrifice the long-term health of the Company in favour of short-term gain; and

  vesting periods for stock options granted under the Stock Option Plan (as defined below) are generally two to three years from the date of grant.

As of the date of this Information Circular, no risks have been identified by the Compensation Committee arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Financial Instruments

The Company has not adopted a policy prohibiting Named Executive Officers or directors from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities of the Company granted as compensation or held, directly or indirectly, by Named Executive Officers or directors. The Company is not aware of any Named Executive Officers or directors having entered into this type of transaction.

Fixed Salary and Benefits

The Compensation Committee and the Board of Directors approve the salary ranges for the Named Executive Officers. The base salary review for each Named Executive Officer is based on an assessment of a number of factors, including current competitive market conditions, compensation levels within the peer group and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual. The Compensation Committee obtains information regarding competitive market conditions with the assistance of management of the Company. Comparative data for the Company’s peer group is also accumulated from a number of external sources. The Company believes that a competitive base salary is a necessary element for attracting and retaining qualified and experienced executive officers.

The Compensation Committee, using this information together with budgetary guidelines and other internally generated planning and forecasting tools, performs an annual assessment of the compensation of all executive and employee compensation levels. The Company’s policy for determining salary for executive officers is consistent with the policy for determination of salaries for all other employees of the Company. The Company will continue to monitor relevant market data and its comparative companies to ensure competitiveness of base salaries of its executive officers.

Named Executive Officers also receive compensation in the form of executive perquisites. Generally, this compensation includes payment by the Company on behalf of the Named Executive Officer of parking costs and fitness memberships.

The Company also provides various employee benefit programs to all its employees, including, but not limited to, medical health insurance, dental insurance and life insurance.

Short-Term Incentives

During the 2011 financial year, the Compensation Committee established an assessment process and a discretionary annual incentive program to link compensation with short-term corporate performance goals, the creation of shareholder value and the achievement of specific individual performance objectives based on job responsibilities, projects or tasks. The program provides incentives to enhance the growth and development of employees and encourages and motivates continued high standards of performance. Awards under the Company’s annual incentive program are made in the form of cash bonuses or restricted share units, are approved by the Compensation Committee and the Board of Directors and are structured to reward the results of the most recently completed financial year.

Pursuant to the Company’s annual incentive program, Named Executive Officers may be paid a bonus depending upon the Company’s performance relative to a benchmark group of mining companies similar to the Company. At the end of each financial year the Compensation Committee evaluates the corporate performance relative to a group of mining companies of a similar status and makes recommendations to the Board of Directors regarding bonuses. The evaluation is based on the achievement of objectives, which can include various specific objectives such as production targets, profitability, health and safety performance, environmental performance, meeting capital expenditure budgets, completion of specific projects and value added studies, increase in mineral reserves and resources, financial performance, share price performance, improvement in investor awareness and liquidity, the identification and evaluation of corporate opportunities and property acquisitions or other transactions that will add exploration or development potential, increase the Company’s mineral resource and reserve base and increase its production profile on terms accretive to the Company’s shareholders. Performance metrics used in evaluation of the operations include effective risk management and regulatory compliance.

The 2016 bonus for the President and CEO was determined in the first quarter of 2017 by the Board (excluding the President and CEO, with regards to his bonus) following recommendations made by the Compensation Committee. In formulating its recommendations, the Compensation Committee reviewed the 2016 corporate performance based on achievements of the Company and the President and CEO’s contributions to the Company’s achievements.

As well, the Compensation Committee, in consultation with the President and CEO, assessed the performance of the other Named Executive Officers and provided recommendations to the Board for approval. In assessing an individual executive’s performance, it is recognized that certain factors cannot be controlled and factors over which the executive officers can exercise control, such as controlling costs, safety performance, taking advantage of business opportunities and enhancing the business prospects of the Company, are given more weight in the evaluation.

The following accomplishments and achievements from the Named Executive Officers were recognized and were factors considered in awarding bonuses under the annual incentive program:

  Record annual consolidated gold production of 550,423 ounces.

  Record annual gold revenue of US$683.3 million on record sales of 548,281 ounces at an average price of US$1,246 per ounce.

  Record annual gold production at the Masbate Mine of 206,224 ounces.

  Record annual gold production at the Otjikoto Mine of 166,285 ounces.

  Construction of the Fekola Project mine is well underway, ahead of schedule and on budget.

  Record low consolidated cash operating costs1 of $508 per ounce in fiscal 2016, well below initial guidance of $560 to $595 per ounce.

___________________________________________________
1 Cash operating costs and all-in sustaining costs are non-IFRS measures. Non-IFRS measures do not have any standardized meaning prescribed under International Financial Reporting Standards (“IFRS”), and therefore they may not be comparable to similar measures employed by other companies. Refer to B2Gold’s annual management discussion and analysis for the year ended December 31, 2016, available at www.sedar.com and at www.sec.gov, under the heading “Non-IFRS Measures” for a detailed discussion of how B2Gold calculates such measures and a reconciliation of certain measures to IFRS terms.

  Consolidated all-in sustaining costs1 of $794 per ounce per ounce in fiscal 2016, well below initial guidance of $895 to $925 per ounce.

  The Company's successful growth strategy through accretive acquisitions with minimal share dilution.

Long Term Compensation

Stock Option Plan

The Company has a broadly-based employee stock option plan that was most recently amended and restated in 2015 (the “Stock Option Plan”). The Stock Option Plan was designed to encourage share ownership and entrepreneurship on the part of the senior management and other employees. The Compensation Committee believes that the Stock Option Plan aligns the interests of the officers of the Company with shareholders by linking a component of executive compensation to the longer term performance of the Company’s common shares.

When considering the grant of options to executive officers, the Compensation Committee takes into account the level of options granted by comparable companies for similar levels of responsibility and considers each executive officer or employee based on reports received from management, its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value and the objectives set for the executive officer. The number of options is generally commensurate to the appropriate level of base compensation for each level of responsibility. In order to determine the number of options to grant to an executive officer, the Compensation Committee and the Board of Directors will consider a number of facts including, position and length of service with the Company, recommendations by senior executives and previous grants of options to the executive officer.

Where the grant of options involves a member of the Compensation Committee, the non-executive members of the Board of Directors will ultimately be responsible for approving the grant.

In addition to determining the number of options to be granted pursuant to the methodology outlined above, the Compensation Committee also makes the following determinations:

  the executive officers and others who are entitled to participate in the stock option plan;

  the exercise price for each stock option granted, subject to the provision that the exercise price cannot be lower than the market price on the date of grant;

  the date on which each option is granted;

  the vesting period for each stock option; and

  the other material terms and conditions of each stock option grant.

The Compensation Committee makes these determinations subject to and in accordance with the provisions of the Stock Option Plan. Once each year, the Board of Directors conducts meetings in which it reviews the recommendations of the Compensation Committee and approves grants of options.

Restricted Share Unit Plan

The Company also has in place a Restricted Share Unit Plan (the “RSU Plan”) that was originally adopted in 2011 and most recently amended in 2015. The adoption of the RSU Plan was part of a continuing effort on the part of the Company to enhance long-term shareholder value by further encouraging share ownership by senior management and aligning the interests of its employees with the interests of its shareholders.

Each restricted share unit (an “RSU”) entitles the holder, subject to the terms of the RSU Plan, to receive a payment in fully-paid common shares. Pursuant to the RSU Plan, unless otherwise determined by the Compensation Committee, one third (1/3) of the RSUs will vest on each of the first, second and third anniversaries of the date that the RSUs are granted, although the Compensation Committee has the authority to determine the vesting periods for RSUs granted. The grant of RSUs provide an additional form of compensation that allows the Company to reward its senior management for achieving prescribed short-term corporate goals while also keeping such bonuses “at risk” over the long-term.

RSUs may be granted by the Company’s Compensation Committee, which has been appointed to administer the RSU Plan to directors, executive officers and employees of the Company. Where the grant of RSUs involves a member of the Compensation Committee, the non-executive members of the Board of Directors will ultimately be responsible for approving the grant. When considering the grant of RSUs to the Company’s employees, the Compensation Committee takes into account each individual’s success in achieving certain prescribed corporate goals, its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value and the objectives set for the employee.

The Compensation Committee is entitled to exercise its discretion to restrict participation under the RSU Plan. It may also exercise its discretion when determining the vesting terms and conditions for RSUs granted under the RSU Plan.

Deferred Share Unit Plan

The Company is in the process of adopting a cash-settled Deferred Share Unit Plan (the “DSU Plan”). Under the anticipated DSU Plan, the Board, upon recommendations from the Company’s Compensation Committee, may grant deferred share units (“DSUs”) which are the rights to receive the cash value of common shares of the Company at a later date, to certain non-employee directors of the Company. The adoption of the DSU Plan will be part of a continuing effort on the part of the Company to provide non-employee directors of the Company and its related entities with the opportunity to acquire DSUs and enable them to participate in the long term success of Company and to promote a greater alignment of interests between such directors and the Company’s shareholders.

Performance Graph

The following graph compares the cumulative total shareholder return for $100 invested in common shares of the Company on December 31, 2011, with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the five most recently completed fiscal years.

		Year Ended December 31
	Investment Amount	2012	2013	2014	2015	2016
B2Gold Corp.	$100.00	114.84	70.32	61.29	45.16	102.90
S&P/TSX Composite Index	$100.00	104.00	113.94	122.40	108.82	127.88
S&P/TSX Global Gold Index	$100.00	84.08	43.41	40.46	35.94	53.90

During the period from December 31, 2011 to December 31, 2016, the total return to the shareholders of the Company underperformed when compared to returns for the S&P/TSX Composite Index but outperformed when compared to returns for the S&P/TSX Global Gold Index. Over the period from December 31, 2011 to December 31, 2016, the total shareholder return was a gain of 2.9% compared to a positive return of 27.9% for the S&P/TSX Composite Index and a negative return of 46.1% for the S&P/TSX Global Gold Index.

During the period from December 31, 2011 to December 31, 2016, the aggregate total compensation for the Named Executive Officers increased from $9,526,348 to $12,524,973.

This increase can be attributed in large part to several factors, including: the granting of annual long term incentives to the Named Executive Officers in respect of the fiscal year ended December 31, 2016; an overall increase in staffing levels of the Company resulting in increased supervisory responsibilities for the Named Executive Officers; and the fact that there is a large demand for experienced executives and technical professionals, necessitating a competitive salary and benefit structure and payment of annual incentives to attract and maintain experienced and top level personnel. In addition, during this period, the market capitalization of the Company increased from approximately $1.4 billion at the end of fiscal 2012 to approximately $3 billion at the end of fiscal 2016. The Company’s revenue for fiscal 2016 was approximately US$683.3 million, as compared to approximately US$259.1 million for fiscal 2012.

Summary Compensation Table

The following table is a summary of compensation earned by the Named Executive Officers for the Company’s three most recently completed financial years.

Name and principal position	Year ended Dec. 31	Salary ($)	Share- based awards(1) ($)	Option- based awards(2) ($)	Non-equity incentive plan compensation ($)		All other compensation(4) ($)	Total compensation ($)
					Annual incentive program(3)	Long- term incentive plans
Clive Johnson President and CEO	2016 2015 2014	1,000,000 1,000,000 1,000,000	3,000,000 1,080,000 500,000	300,696 932,324 1,890,175	1,000,000 Nil 250,000	Nil Nil Nil	5,100(5) 5,100(5) 5,100 (5)	5,305,796 3,017,424 3,645,275
Michael Cinnamond(7) Senior Vice President, Finance and CFO	2016 2015 2014	500,000 500,000 375,000	400,000 324,000 250,000	200,464 279,697 393,299	500,000 Nil 125,000	Nil Nil Nil	5,810 (6) 5,810(6) 6,041(6)	1,606,274 1,109,507 1,149,340
Roger Richer Executive Vice President, General Counsel and Secretary	2016 2015 2014	500,000 500,000 500,000	400,000 324,000 250,000	Nil 279,697 629,278	500,000 Nil 125,000	Nil Nil Nil	5,100(5) 5,100(5) 5,100(5)	1,405,100 1,108,797 1,509,378
Tom Garagan Senior Vice President, Exploration	2016 2015 2014	500,000 500,000 500,000	400,000 324,000 250,000	Nil 279,697 629,278	500,000 Nil 125,000	Nil Nil Nil	6,118(6) 5,100(6) 6,145(6)	1,406,118 1,108,797 1,510,423

Name and principal position	Year ended Dec. 31	Salary ($)	Share- based awards(1) ($)	Option- based awards(2) ($)	Non-equity incentive plan compensation ($)		All other compensation(4) ($)	Total compensation ($)
					Annual incentive program(3)	Long- term incentive plans
Dennis Stansbury Senior Vice President, Engineering and Project Evaluations	2016 2015 2014	475,000 475,000 450,000	300,000 324,000 223,000	Nil 279,697 550,619	475,000 Nil 112,000	Nil Nil Nil	Nil Nil Nil	1,250,000 1,078,697 1,335,619
William Lytle Senior Vice President, Operations (8)	2016 2015	475,000 475,000	760,178 324,000	200,464 279,697	475,000 Nil	Nil Nil	1,221(6) Nil	1,911,863 1,078,697

Notes:

(1)

All share-based incentive awards listed in the table above are RSUs granted under the RSU Plan. Fair value of the RSUs was calculated using the volume weighted average trading price of the common shares of the Company on the TSX calculated over the five trading days immediately preceding the date of grant.

(2)

The “grant date fair value” of option-based awards has been determined by using the Black-Scholes model. This value is the same as the fair value established in accordance with generally accepted accounting principles and was determined using the following assumptions: share price volatility of 61.5%, an expected life of 3.2 years and a risk-free interest rate of approximately 0.7%. The Black-Scholes model is the industry standard and accordingly is useful for comparative purposes.

(3)	Comprised of cash bonuses. Amounts indicated for the year ended December 31, 2016 were earned during fiscal 2016 but paid in April 2017.
(4)	All other compensation is comprised of parking costs and/or fitness program membership allowance.
(5)	Comprised of parking only.
(6)	Comprised of parking and fitness membership allowance only.
(7)

Michael Cinnamond was appointed Senior Vice President, Finance and CFO on April 1, 2014. From July 1, 2013 until April 1, 2014, Michael Cinnamond served as Senior Vice President, Administration of the Company.

(8)	William Lytle served as Vice President, Africa until February 22, 2016 when he was promoted to Senior Vice President, Operations.

Summary of Named Executive Officer Employment Agreements

The Company entered into an employment agreement with each Named Executive Officer on October 22, 2007, other than Michael Cinnamond, who entered into an employment agreement with the Company on July 1, 2013 and William Lytle, who entered into an employment agreement with the Company on December 1, 2010. Clive Johnson entered into an employment agreement with the Company pursuant to which he is employed as the President and CEO of the Company. Mr. Johnson currently receives an annual salary of $1,200,000. Mr. Cinnamond entered into an employment agreement with the Company pursuant to which he is employed as the Senior Vice President, Finance and CFO of the Company. Mr. Cinnamond currently receives an annual salary of $550,000. Roger Richer entered into an employment agreement with the Company pursuant to which he is employed as Executive Vice President, General Counsel and Corporate Secretary of the Company. Mr. Richer currently receives an annual salary of $550,000. Tom Garagan entered into an employment agreement with the Company pursuant to which he is employed as the Senior Vice President, Exploration of the Company. Mr. Garagan currently receives an annual salary of $550,000. Dennis Stansbury entered into an employment agreement with the Company pursuant to which he is employed as the Senior Vice President, Engineering and Project Evaluation of the Company. Mr. Stansbury currently receives an annual salary of $500,000. Mr. Lytle entered into an employment agreement with the Company pursuant to which he is employed as the Senior Vice President, Operations of the Company. Mr. Lytle currently receives an annual salary of $550,000.

For a description of the termination and change of control provisions of the employment agreement and the related benefits payable by the Company to each Named Executive Officer, see below under the heading “Termination and Change of Control Benefits.”

Incentive Plan Awards

The management of the Company makes recommendations to the Compensation Committee concerning the granting of stock options and any other share-based awards to the Company’s executive officers. The Compensation Committee reviews those recommendations and then makes its own recommendations to the Board of Directors.

The Named Executive Officers are eligible for grants of RSUs under the RSU Plan and grants of stock options under the Stock Option Plan. For details of the Company’s RSU Plan and Stock Option Plan, see “Securities Authorized for Issuance under Equity Compensation Plans – - Equity Compensation Plan Information” below.

Outstanding Option-based and Share-based Awards

The following table sets out, for each Named Executive Officer, the share-based awards (comprised of RSUs granted under the RSU Plan) and the option-based awards (comprised of stock options granted under the Stock Option Plan) outstanding as at December 31, 2016.

Outstanding Share-based Awards and Option-based Awards
Name	Option-based Awards				Share-based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the- money Options(1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Shares or Units of Shares that have not Vested(2) ($)	Market or Payout Value of Vested Shares or Units of Shares that have not Paid Out or Distributed ($)
Clive Johnson	2,000,000 2,300,000 300,000	1.12 2.00 3.13	04-Feb-2021 29-Mar-2020 27-Nov-2021	4,140,000 2,737,000 18,000	267,326	852,770	0.00
Michael Cinnamond	600,000 500,000 500,000 200,000	1.12 2.00 2.50 3.13	04-Feb-2021 29-Mar-2020 01-Jul-2018 27-Nov-2021	1,242,000 595,000 345,000 12,000	80,198	255,832	0.00
Roger Richer	600,000 540,000	1.12 2.00	04-Feb-2021 29-Mar-2020	1,242,000 642,600	80,198	255,832	0.00
Thomas Garagan	475,000 800,000	1.12 2.00	04-Feb-2021 29-Mar-2020	983,250 952,000	80,198	255,832	0.00
Dennis Stansbury	600,000 700,000	1.12 2.00	04-Feb-2021 29-Mar-2020	1,242,000 833,000	80,198	255,832	0.00
William Lytle	402,000 400,000 180,000 200,000	1.12 2.00 3.10 3.13	04-Feb-2021 29-Mar-2020 18-Jan-2017 27-Nov-2021	832,140 476,000 16,200 12,000	150,000	478,500	0.00

Notes:

(1)

The value of unexercised in-the-money options is calculated by multiplying the difference between the closing price of the common shares of the Company on December 31, 2016, which was $3.19, and the option exercise price, by the number of outstanding options (both vested and unvested).

(2)	Market value of the RSUs was calculated by multiplying the number of unvested RSUs by the market value of the underlying shares on December 31, 2016, which was $3.19.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth, for each Named Executive Officer of the Company, the value of all incentive plan awards vested during the year ended December 31, 2016.

Incentive Plan Awards – Value Vested or Earned During the Year
Name	Option-based Awards		Share-based Awards		Non-equity Incentive Plan Compensation - Value Earned During The Year ($)
	Number of Securities Underlying Options Vested (#)	Value Vested During the Year(1) ($)	Number of Shares or Units of Shares Vested (#)	Value Vested During the Year(2) ($)
Clive Johnson	1,518,000	215,820	621,128	1,511,749	Nil
Michael Cinnamond	597,334	182,193	188,315	442,599	Nil
Roger Richer	462,000	67,980	220,061	533,393	Nil
Thomas Garagan	462,000	67,980	220,061	533,393	Nil
Dennis Stansbury	429,000	60,720	202,374	487,284	Nil
William Lytle	396,000	49,500	258,117	608,728	Nil

Notes:

(1)

The value vested during the year is calculated by multiplying the difference between the closing price of the common shares of the Company on December 31, 2016, which was $3.19, and the option exercise price, by the number of options that vested during the year.

(2)

These figures represent the value vested in the RSUs held by the Named Executive Officers during the year ended December 31, 2016. Fair value of the RSUs was calculated by multiplying the number of vested RSUs by the market value of the underlying shares on the vesting date.

Pension Plan Benefits

The Company does not have a pension plan and has not provided any pension plan benefits to its Named Executive Officers.

Termination and Change of Control Benefits

Pursuant to the employment agreements entered into between the Company and each Named Executive Officer, the Named Executive Officers are entitled to compensation from the Company in the event of termination without cause or resignation for “good cause”. In the event that a Named Executive Officer’s employment agreement is terminated by the Company without cause, or a Named Executive Officer resigns on two weeks’ notice for “good cause”, the Company must pay a severance payment to such Named Executive Officer, within 14 days of the date of termination, equal to 12 months’ annual salary as well as continuation of benefits for the same period or payment in lieu. The Named Executive Officer is also entitled to payment of an amount equal to the average of annual short term incentive bonus compensation awarded to the employee in each of the three years immediately prior to the termination date. Annual short term incentive bonus compensation includes cash bonus awards and the cash value of restricted share unit bonus awards.

For purposes of the employment agreements, the definition of “good cause” means the occurrence of any of the following: (i) the assignment of substantially new or different duties inconsistent with the employee’s position; (ii) a material reduction in the employee’s responsibilities; (iii) a reduction in the employee’s annual salary; (iv) a failure by the Company to continue the employee’s participation in the Company’s benefits and incentive plans (if any); (v) a reduction in entitlement to paid vacation days; (vi) a change of more than 50 kilometres of the principal executive office of the Company or the current location where the employee is based; or (vii) any other event or circumstance that would constitute constructive dismissal at common law.

Each employment agreement also provides that in the event of a change of control of the Company, a Named Executive Officer will be entitled to resign at any time within 18 months after that change of control and receive a lump sum payment equal to 24 months of the Named Executive Officer’s annual salary, as well as continuation of benefits for the same period or payment in lieu. The Named Executive Officer is also entitled to payment of an amount equal to two times the average of annual short term incentive bonus compensation awarded to the employee in each of the three years immediately prior to the termination date. Annual short term incentive bonus compensation includes cash bonus awards and the cash value of restricted share unit bonus awards. Such compensation is required to be paid as soon as practicable following the Named Executive Officer’s date of resignation. In addition, upon the announcement of a transaction that, if completed, would result in a change of control, all options to purchase common shares of the Company that have been granted but not yet vested shall be deemed to be fully vested and exercisable by the Named Executive Officer.

For the purposes of the employment agreements, a “change of control” means: (i) the acquisition of common shares by a person or group of persons acting jointly or in concert that, when added to all of the common shares owned by such person or persons, constitutes for the first time in the aggregate 20% or more of the common shares of the Company; (ii) the removal of more than 50% of the incumbent Board of Directors of the Company, or the election of a majority of the directors to the Board of Directors of the Company that were not nominees of the Board of Directors at the time immediately preceding such election; (iii) a sale of all or substantially all of the assets of the Company; or (iv) a reorganization, plan of arrangement, merger or other transaction that has substantially the same effect as (i) to (iii) above.

The following tables set out the estimated incremental payments and benefits due to each of the Named Executive Officers upon either termination without cause, including resignation for “good cause”, or within 18 months of a change of control, assuming termination on December 31, 2016.

Termination of Employment Without Cause

Name	Annual salary(1) ($)	All other compensation(2) ($)	Total ($)
Clive Johnson	1,000,000	1,976,735	2,967,735
Michael Cinnamond	500,000	566,234	1,066,234
Roger Richer	500,000	563,843	1,063,843
Tom Garagan	500,000	560,718	1,060,718
Dennis Stansbury	475,000	527,327	1,002,327
William Lytle	475,000	779,797	1,254,797

Notes:

(1)	Equal to 12 months’ annual salary for all Named Executive Officers. Based on salary for the fiscal year ended December 31, 2016.
(2)

Equal to: (i) 12 months’ specified benefits, including athletic membership, parking, provincial medical, extended health insurance, dental insurance, life insurance, accidental death insurance and long term disability insurance; and (ii) an amount equal to the average of annual short term incentive bonus compensation and the average cash value of RSUs awarded to the Named Executive Officer in each of the three years immediately prior to the termination date.

Termination of Employment Following Change of Control

Name	Annual salary(1) ($)	All other compensation(2) ($)	Total ($)
Clive Johnson	2,000,000	3,935,469	5,935,469
Michael Cinnamond	1,000,000	1,132,467	2,132,467
Roger Richer	1,000,000	1,127,686	2,127,686
Tom Garagan	1,000,000	1,121,436	2,121,436
Dennis Stansbury	950,000	1,054,654	2,004,654
William Lytle	950,000	1,559,594	2,509,594

Notes:

(1)	Equal to 24 months’ annual salary for all Named Executive Officers. Based on salary for the fiscal year ended December 31, 2016.
(2)

Equal to (i) 24 months’ specified benefits, including athletic membership, parking, provincial medical, extended health insurance, dental insurance, life insurance, accidental death insurance and long term disability insurance; and (ii) an amount equal to two times the average of annual short term incentive bonus compensation and the average cash value of RSUs awarded to the Named Executive Officer in each of the three years immediately prior to the termination date.

Director Compensation

During the year ended December 31, 2016, Messrs. Mtshisi, Bullock, Gayton, Rayment and Korpan accrued annual base retainers of $75,000, Mr. Cross accrued an annual base retainer of $135,000 and Mr. G. Johnson accrued a retainer of $56,250 for the period from March 15, 2016, when he joined the Board, until December 31, 2016. Mr. Connelly accrued a retainer of $37,500 for the period from January 1, 2016 to June 10, 2016 when he ceased acting as a director. Such amounts were earned during fiscal 2016; however the amounts earned in the fourth quarter of 2016 were paid to the applicable directors in January of 2017.

No meeting fees were paid to the directors in 2016. The chair of the Compensation Committee received an annual chair retainer of $10,000, the chair of the Corporate Governance and Nominating Committee received an annual chair retainer of $10,000, the chair of the Health, Safety, Environmental, Security, and Social Committee received an annual chair retainer of $10,000 and the chair of the Audit Committee received an annual chair retainer of $20,000. Other than the foregoing, no additional fees are paid to any of the directors for committee involvement. Directors are also reimbursed for transportation and other out-of-pocket expenses reasonably incurred for attendance at Board or committee meetings and in connection with the performance of their duties as directors. The Company’s directors are entitled to participate in the Stock Option Plan.

During the year ended December 31, 2016, directors of the Company who are not also Named Executive Officers accrued a total of $653,750 in annual retainers and the Company granted 750,000 options to purchase common shares of the Company to such directors, which option grants were in relation to fiscal 2015 compensation. As at December 31, 2016, directors who are not also Named Executive Officers held options to purchase an aggregate of 3,268,000 common shares of the Company, which equates to 0.34% of the Company’s issued and outstanding common shares, at exercise prices ranging from $0.84 to $4.87 per common share.

The Compensation Committee periodically reviews the adequacy and form of compensation of the directors to ensure the compensation appropriately reflects the responsibilities and risks involved in being an effective director and, based on such review, reports and makes recommendations to the Board of Directors.

Director Compensation Table

The following table sets out all amounts of compensation for directors who are not also Named Executive Officers for the year ended December 31, 2016. Directors who are also Named Executive Officers of the Company are not entitled to any compensation for their services as a director.

Name	Fees earned(1) ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation(2) ($)	All other compensation ($)	Total(3) ($)
Robert Cross	155,000	Nil	Nil	173,700	Nil	328,700
Robert Gayton	95,000	Nil	Nil	115,800	Nil	210,800
Barry Rayment(4)	83,333	Nil	Nil	Nil	Nil	83,333
Jerry Korpan	75,000	Nil	Nil	115,800	Nil	190,800
Bongani Mtshisi	75,000	Nil	Nil	115,800	Nil	190,800
Mark Connelly(5)	37,500	Nil	Nil	Nil	Nil	37,500
Kevin Bullock	75,000	Nil	Nil	115,800	Nil	190,800
George Johnson(6)	57,917	Nil	Nil	115,800	Nil	173,717

Notes:

(1)	Fees are comprised of the annual base retainer and annual chair retainer(s) paid to a director, as applicable.
(2)

All non-equity incentive plan awards listed in the table above are DSUs to be granted under the DSU Plan, as compensation for fiscal 2016, assuming the plan is adopted by the Board. See “Deferred Share Unit Plan” on page 15. The value ascribed to DSUs reflect the volume weighted average trading price of the common shares on the Toronto Stock Exchange over the five trading days immediately preceding the date upon which the Board approved the grant, which was March 30, 2017, multiplied by the number of DSUs approved for grant to the applicable director. It is expected that the DSU Plan will provide that the value of a DSU, when redeemed for cash, is equivalent to the volume weighted average trading price of the common shares on the applicable stock exchange over the five trading days immediately preceding the date of redemption. However, for the purposes of this Information Circular, the total value of the DSUs is calculated as described above.

(3)	The table outlines the compensation paid to directors as per the discussion above. Committee positions for each director are outlined on pages 31 to 34 of this Information Circular.
(4)

Mr. Rayment was a director until his death on February 23, 2017. The amount in the column headed "Fees earned" is the annual base retainer and the annual chair retainer(s) payable to Mr. Rayment, pro rated for the portion of the year during which he served as a director and/or chair of a board committee.

(5)

Mr. Connelly ceased acting as a director of the Company on June 10, 2016. The amount in the column headed "Fees earned" is the annual base retainer payable to Mr. Connelly, pro rated for the portion of the year during which he served as a director.

(6)

Mr. Johnson became a director on March 15, 2016. The amount in the column headed "Fees earned" is the annual base retainer and the annual chair retainer(s) payable to Mr. Johnson, pro rated for the portion of the year during which he served as a director and/or chair of a board committee.

Incentive Plan Awards

Outstanding Option-based and Share-based Awards

The following table sets out, for each director who is not also a Named Executive Officer, the share-based awards (comprised of RSUs granted under the RSU Plan) and the option-based awards (comprised of stock options granted under the Stock Option Plan) outstanding as at December 31, 2016:

Outstanding Share-based Awards and Option-based Awards
Name	Option-based Awards				Share-based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-money Options(1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Shares or Units of Shares that have not Vested(2) ($)	Market or Payout Value of Vested Shares or Units of Shares that have not Paid Out or Distributed ($)
Robert Cross	100,500 85,000	$1.12 $2.00	04-Feb-2021 29-Mar-2020	$208,035 $101,150	Nil	Nil	Nil
Robert Gayton	100,000 100,000 100,000 100,000 100,000	$1.12 $2.00 $3.00 $3.15 $3.93	04-Feb-2021 29-Mar-2020 10-Apr-2018 29-Apr-2019 4-Mar-2017	$207,000 $119,000 $19,000 $4,000 Nil	Nil Nil	Nil Nil	Nil Nil
Barry Rayment	100,000 100,000 100,000 100,000 100,000	$1.12 $2.00 $3.00 $3.15 $3.93	04-Feb-2021 29-Mar-2020 10-Apr-2018 29-Apr-2019 4-Mar-2017	$207,000 $119,000 $19,000 $4,000 Nil	Nil	Nil	Nil
Jerry Korpan	100,000 100,000 100,000 100,000 100,000	$1.12 $2.00 $3.00 $3.15 $3.93	04-Feb-2021 29-Mar-2020 10-Apr-2018 29-Apr-2019 4-Mar-2017	$207,000 $119,000 $19,000 $4,000 Nil	Nil	Nil	Nil
Bongani Mtshisi	67,000 50,000 100,000 300,000 100,000	$1.12 $2.00 $3.00 $3.10 $3.15	04-Feb-2021 29-Mar-2020 10-Apr-2018 18-Jan-2017 29-Apr-2019	$138,690 $59,500 $19,000 $27,000 $4,000	Nil	Nil	Nil
Kevin Bullock	100,000 100,000 250,000 100,000 63,000(2) 52,500(2)	$1.12 $2.00 $2.32 $3.15 $0.84 $4.87	04-Feb-2021 29-Mar-2020 05-Jan-2019 29-Apr-2019 13-Aug-2018 13-Aug-2017	$207,000 $119,000 $217,500 $4,000 $148,050 Nil	Nil	Nil	Nil
George Johnson	300,000	$2.00	29-Mar-2020	$357,000	Nil	Nil	Nil
Mark Connelly(3)	100,000 85,000	$1.12 $2.00	04-Feb-2021 29-Mar-2020	$207,000 $101,150	Nil	Nil	Nil

Notes:

(1)

The value of unexercised in-the-money options is calculated by multiplying the difference between the closing price of the common shares of the Company on December 31, 2016, which was $3.19, and the option exercise price, by the number of outstanding options (both vested and unvested). Where the difference is negative, the options are not in-the-money and no value is reported.

(2)

These option-based awards for Mr. Bullock refer to the Company’s acquisition of Volta in 2013, whereby Mr. Bullock’s existing Volta options were converted to 244,500 options of the Company, of which an aggregate of 129,000 options have since expired.

(3)	Mr. Connelly ceased acting as a director of the Company on June 10, 2016.

Incentive Plan Awards - Value Vested or Earned During the Year

Options granted to the directors of the Company vest over a three year period. Because the exercise price of options at the time of grant is set at or above the market price of the Company’s common shares on the grant date, the value of these incentive stock option grants at time of grant is $Nil.

The following table sets forth, for each director, the value of all incentive plan awards vested during the year ended December 31, 2016. The value vested during the year represents the cumulative excess of the fair market price over the stock option grant price on the vesting date for all stock options that vested during 2016 whether or not they were exercised by the director.

Incentive Plan Awards – Value Vested or Earned During the Year
Name	Option-based Awards		Share-based Awards		Non-equity Incentive Plan Compensation - Value Earned During The Year(3) ($)
	Number of Securities Underlying Options Vested (#)	Value Vested During the Year(1) ($)	Number of Shares or Units of Shares Vested (#)	Value Vested During the Year(2) ($)
Robert Cross	132,000	$200,640	26,455	$75,661	173,700
Robert Gayton	100,000	$108,940	N/A	N/A	115,800
Barry Rayment	100,000	$108,940	N/A	N/A	N/A
Jerry Korpan	100,000	$108,940	N/A	N/A	115,800
Bongani Mtshisi	134,000	$115,400	N/A	N/A	115,800
Kevin Bullock	148,500	$112,365	N/A	N/A	115,800
George Johnson	99,000	$117,810	74,074	$211,852	115,800
Mark Connelly(4)	82,500	$98,175	N/A	N/A	N/A

Notes:

(1)

The value vested during the year is calculated by multiplying the difference between the closing price of the common shares of the Company on December 31, 2016, which was $3.19, and the option exercise price, by the number of options that vested during the year.

(2)

These figures represent the value vested in the RSUs held by the directors during the year ended December 31, 2016. Fair value of the RSUs was calculated by multiplying the number of vested RSUs by the market value of the underlying shares on the vesting date.

(3)

All non-equity incentive plan awards listed in the table above are DSUs to be granted under the DSU Plan, as compensation for fiscal 2016, assuming the plan is adopted by the Board. See “Deferred Share Unit Plan” on page 15. The value ascribed to DSUs reflect the volume weighted average trading price of the common shares on the Toronto Stock Exchange over the five trading days immediately preceding the date upon which the Board approved the grant, which was March 30, 2017, multiplied by the number of DSUs approved for grant to the applicable director. It is expected that the DSU Plan will provide that the value of a DSU, when redeemed for cash, is equivalent to the volume weighted average trading price of the common shares on the applicable stock exchange over the five trading days immediately preceding the date of redemption. However, for the purposes of this Information Circular, the total value of the DSUs is calculated as described above.

(4)	Mr. Connelly ceased acting as a director of the Company on June 10, 2016.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table provides information regarding compensation plans under which securities of the Company are authorized for issuance in effect as of December 31, 2016:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(3) (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(4) (c)
Equity compensation plans approved by shareholders	Options: 50,410,217 RSUs: 1,236,209	$2.24 $3.12	26,629,161 3,260,788
Equity compensation plans not approved by shareholders(1)(2)	N/A	N/A	N/A
Total	51,281,426		30,215,794

Notes:

(1)

As of the date of this Information Circular, a total of 307,550 options granted to former holders of Auryx stock options in connection with the Company’s acquisition of Auryx remain outstanding, with a weighted average exercise price of $2.35. These options have not been included in the amounts set out in the table above.

(2)

As of the date of this Information Circular, a total of 676,650 options granted to former holders of Volta stock options in connection with the Company’s acquisition of Volta remain outstanding, at a weighted average exercise price of $3.54. These options have not been included in the amounts set out in the table above.

(3)

Represents common shares of the Company issuable under the Stock Option Plan and the RSU Plan. Additional information can be found under “Executive Compensation – Compensation Discussion & Analysis – Long Term Compensation”.

(4)

Represents common shares remaining available for future issuance under the Stock Option Plan and the RSU Plan. Pursuant to the Stock Option Plan, the Company is authorized to issue up to 8.5% of the number of issued and outstanding common shares of the Company on a non-diluted basis at any time, less common shares issuable under other share compensation arrangements. The number of common shares available for future issuance under the Stock Option Plan as at December 31, 2016 was 26,629,161 and includes common shares that have not previously been reserved for an option grant and common shares underlying unexercised options that have expired or were terminated. The Company is authorized to issue up to 15,000,000 RSUs under the RSU Plan, with each RSU entitling the holder thereof to receive a payment in one fully-paid common share. The number of RSUs available for future issuance under the RSU Plan as at December 31, 2016 was 3,260,788. Additional information can be found under “Executive Compensation - Compensation Discussion & Analysis – Long Term Compensation”.

Stock Option Plan

The Company has adopted the Stock Option Plan for the benefit of officers, directors, employees and consultants of the Company and any associated, affiliated, controlled or subsidiary company. The purpose of the Stock Option Plan is to provide eligible persons with an opportunity to purchase common shares and to benefit from the appreciation in the value of such common shares. The Stock Option Plan increases the Company’s ability to attract individuals of exceptional skill by providing them with the opportunity, through the exercise of stock options, to benefit from the growth of the Company.

The summary of the material terms of the Stock Option Plan set forth below is subject to and qualified in its entirety by the provisions of such plan, a copy of which is appended to the Company’s management information circular dated June 12, 2015, which may be viewed on the SEDAR website located at www.sedar.com. Reference should be made to the provisions of the Stock Option Plan, with respect to any particular provision described below.

  The maximum number of common shares issuable pursuant to the Stock Option Plan, together with the common shares issuable pursuant to all of the Company’s other previously established and outstanding or proposed security based compensation arrangements, in aggregate (collectively “All Company Plans”), is a number equal to 8.5% of the total number of issued and outstanding common shares on a non-diluted basis at any time.

  The maximum number of common shares issuable to insiders pursuant to the Stock Option Plan, together with the common shares issuable pursuant to All Company Plans will not exceed 8.5% of the total number of issued and outstanding common shares on a non-diluted basis at the time of the grant.

  The maximum number of common shares issuable to insiders within any one-year period pursuant to the Stock Option Plan, together with the common shares issuable pursuant to All Company Plans, in aggregate, will not exceed 8.5% of the total number of issued and outstanding common shares on a non-diluted basis.

  The maximum number of common shares issuable to a non-employee director, pursuant to the Stock Option Plan, together with the common shares issuable pursuant to All Company Plans, will not exceed 1% of the total number of issued and outstanding common shares on a non-diluted basis at the time of grant and will not exceed a value of $100,000 (based on the fair value of the options at the time of grant) per non-employee director per calendar year.

  The maximum number of common shares issuable to any one individual within any one-year period pursuant to the Stock Option Plan, together with the common shares issuable pursuant to All Company Plans, shall not exceed 5% of the total number of issued and outstanding common shares on a non-diluted basis.

  The maximum number of common shares issuable to non-employee directors, as a group, pursuant to the Stock Option Plan, together with the common shares issuable pursuant to All Company Plans, shall not exceed 1% of the total number of issued and outstanding common shares on a non-diluted basis at the time of the grant.

  The vesting period of all options shall be determined by the Board of Directors.

  Options may be exercisable for a period of up to a maximum term of ten years from the grant date, such period to be determined by the Board of Directors and the options are non-transferable and non-assignable.

  The Board of Directors shall fix the exercise price of each option at the time the option is granted, provided that such exercise price is not less than the closing market price on the day immediately preceding the grant date of such options or such other minimum price as may be required by the TSX;

  In the event that the expiry date of an option falls within a “black-out period” (a period during which certain persons cannot trade common shares pursuant to a policy of the Company respecting restrictions on trading), or immediately following a black-out period, the expiration date is automatically extended to the date which is the tenth business day after the end of the black-out period.

  Options that expire unexercised or are otherwise cancelled will be returned to the Stock Option Plan and may be made available for future option grant pursuant to the provisions of the Stock Option Plan.

Restricted Share Unit Plan

The Company adopted the RSU Plan for the benefit of directors, executive officers and employees of the Company (for the purposes of this section, “Designated Participants”). Adoption of the RSU Plan was part of the Company’s continuing effort to build upon and enhance long term shareholder value. The RSU Plan reflects the Company’s commitment to a long term incentive compensation structure that aligns the interests of its employees with the interests of its shareholders.

RSUs may be granted by the Company’s Compensation Committee (for the purposes of this section, the “Committee”), which was appointed to administer the RSU Plan. Pursuant to the RSU Plan, 15,000,000 common shares are reserved for issuance. As at the date of this Information Circular, the Company has issued 13,357,249 RSUs under the RSU Plan, of which 11,528,995 have been redeemed for common shares of the Company and 1,828,254 remain outstanding. Accordingly, 1,642,751 RSUs remain available for grant under the RSU Plan.

The summary of the material terms of the RSU Plan set forth below is subject to and qualified in its entirety by the provisions of such plan, a copy of which is appended to the Company’s management information circular dated June 12, 2015, which may be viewed on the SEDAR website located at www.sedar.com. Reference should be made to the provisions of the RSU Plan with respect to any particular provision described below.

  The maximum number of common shares issuable to insiders, at any time, pursuant to the RSU Plan, together with the common shares issuable pursuant to All Company Plans, is 8.5% of the Company’s issued and outstanding common shares at any time.

  The maximum number of common shares issuable to insiders within any one year period pursuant to the RSU Plan, together with All Company Plans, is 8.5% of the Company’s issued and outstanding common shares at any time.

  The maximum number of common shares issuable to a non-employee director, pursuant to the RSU Plan, together with the common shares issuable pursuant to All Company Plans, will not exceed 1% of the total number of issued and outstanding common shares on a non-diluted basis at any time and will not exceed a value of $100,000 (based on the fair value of the options at the time of grant) per non-employee director per calendar year.

  The number of RSUs granted will be credited to the Designated Participant’s account effective on the grant date.

  The Committee will credit a Designated Participant with additional RSUs equal to the aggregate amount of any dividends that would have been paid to the Designated Participant if the RSUs had been common shares, divided by the market value of the common shares on the date immediately preceding the date on which the common shares began to trade on an ex-dividend basis; provided that no fractional RSUs will be created thereby.

  Unless otherwise determined by the Committee, one third (1/3) of the RSUs will vest on each of the first, second and third anniversaries of the date that the RSUs are granted.

  Once fully vested, each RSU entitles the holder, subject to the terms of the RSU Plan, to receive a payment of one fully-paid common share.

B2Gold Corp. Incentive Plan

On June 29, 2007, the Company established the B2Gold Corp. Incentive Plan (the “Incentive Plan”) for the benefit of directors, officers, employees and service providers of the Company and issued to the trustees of the Incentive Plan at such time, Messrs. Johnson, Corra, Richer and Garagan, options to acquire 4,955,000 common shares. On October 12, 2007, following the exercise of these options, an aggregate of 4,955,000 common shares was issued to the trustees of the Incentive Plan at a price of $0.02 for gross proceeds of $99,100. On July 5, 2011, 1,000,000 common shares were issued out of the Incentive Plan, on May 28, 2012, a further 500,000 common shares were issued out of the Incentive Plan, on May 1, 2014 a further 750,000 common shares were issued out of the Incentive Plan and on June 2, 2016, a further 1,000,000 common shares were issued out of the Incentive Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

During the most recently completed financial year and as at the date hereof, there was no indebtedness other than routine indebtedness, outstanding to the Company or any of its subsidiaries owed by any current and/or former officers, directors and employees of the Company and its subsidiaries.

CORPORATE GOVERNANCE

The Board of Directors is committed to sound corporate governance practices that are both in the interest of its shareholders and contribute to effective and efficient decision making. National Policy 58-201, Corporate Governance Guidelines (“NP 58-201”) establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines and the Board considers that the Company’s corporate governance practices substantially comply with NP 58-201. The Board will continue to review with management the corporate governance practices of the Company to ensure that they are sound practices for effective and efficient decision making.

In accordance with NI 58-101, the Company is required to disclose, on an annual basis, its approach to corporate governance. The following is a description of the Company’s approach to corporate governance.

Board of Directors

The Board considers its composition and size on an ongoing basis. Directors are recruited from time to time with a view to achieving and maintaining a majority of independent directors while at the same time maintaining complementary skill, knowledge and experience in the mining industry. The Board of Directors is currently comprised of seven directors. The Board of Directors considers that four of the seven current directors are independent in accordance with the definition of “independence” set out in National Instrument 52-110, Audit Committees (“NI 52-110”), as it applies to the Board of Directors, and in accordance with the applicable rules of the NYSE MKT.

The four current directors that are considered to be independent are Robert Cross, Robert Gayton, Jerry Korpan and Bongani Mtshisi. Clive Johnson is not considered to be independent as he has a material relationship with the Company, namely his role as the President and Chief Executive Officer of the Company; Kevin Bullock is not considered independent as a result of having received fees for consulting services provided in 2014; and George Johnson is not considered to be independent as he was an executive officer of the Company within the last three years. Accordingly, the Board considers that a majority of the directors are independent.

To facilitate the exercise of independent judgement by the Board in carrying out its responsibilities, each of the members of the Audit Committee and the Compensation Committee is considered to be independent for the purposes of NI 52-110, the rules of the NYSE MKT and, where applicable, Rule 10A-3 of the U.S. Exchange Act of 1934, as amended (the “Exchange Act”).

The independent directors meet as a group, without the presence of management or non-independent directors, annually and such other times as they consider appropriate, and communication among the independent directors occurs on an ongoing basis as the need arises from regularly scheduled meetings of the Board. The Board believes that adequate procedures are in place to facilitate the functioning of the Board with a level of independence from the Company’s management.

Robert Cross, an independent director, is Chairman of the Board and presides as such at each Board meeting.

The following directors are currently directors of other issuers that are reporting issuers (or the equivalent) in a jurisdiction in Canada or a foreign jurisdiction:

Name of Director	Reporting Issuer
Clive Johnson	• Uracan Resources Ltd.
• Miza Enterprises Inc.
Robert Gayton	• Amerigo Resources Ltd.
• Western Copper and Gold Corporation
Kevin Bullock	• Anaconda Mining Inc.
• Torrent Capital Ltd. (formerly Metallum Resources Inc.) New Millennium Iron Corp.
• Golden Reign Resources
George Johnson	• Hecla Mining Company

The attendance record for each current director for all Board meetings and for committee meetings of which they are or were a member, held from January 1, 2016 to December 31, 2016 is set out below:

Number of Board and Committee Meetings Held

Board meetings: 7
Audit Committee (“AC”): 4
Compensation Committee (“CC”): 2
Corporate Governance & Nominating Committee (“CGNC”): 1
Health, Safety, Environmental, Security, and Social Committee (“HSESS”): 2
Disclosure Committee (“DC”): 4
	Attendance of Directors
Director	Board Mtgs.	AC Mtgs.	CC Mtgs.	CGNC Mtgs.	HSESS Mtgs.	DC Mtgs.
Clive Johnson (DC, HSESS)(1)	7	N/A	N/A	N/A	1	4
Robert Cross (AC, CC, CGNC)(2)	6	N/A	2	1	N/A	N/A
Robert Gayton (AC, CC, CGNC)	6	4	2	1	N/A	N/A
Jerry Korpan (AC, CGNC, HSESS)	6	4	N/A	1	2	N/A
Bongani Mtshisi (CC, HSESS)(3)	7	N/A	N/A	N/A	N/A	N/A
Kevin Bullock (AC, CC)(4)	6	1	1	N/A	N/A	N/A
George Johnson (HSESS)(5)	5	N/A	N/A	N/A	1	N/A

Notes:

(1)	Mr. Johnson was a member of the HSESS until March 2, 2017, during which time there were two (2) HSESS meetings.
(2)	Mr. Cross became a member of the AC on March 30, 2017, since which time there has been one (1) AC meeting.
(3)	Mr. Mtshisi became a member of the CC on March 30, 2017 and a member of the HSESS on March 2, 2017, since which time there have been no CC meetings or HSESS meetings.
(4)	Mr. Bullock was a member of the AC and the CC from October 31, 2016, to March 22, 2017, during which time there was one (1) AC meeting (November 21, 2016) and one (1) CC meeting (November 29, 2016).
(5)

Mr. Johnson joined the Board of Directors on March 15, 2016, and became a member of the HSESS on October 31, 2016, since which times there have been five (5) Board meetings and one (1) HSESS meeting, respectively.

Board Mandate and Position Descriptions

A copy of the Mandate of the Board of Directors is attached as Schedule A.

The Board has developed written position descriptions for the Chairman of the Board and the chair of each committee of the Board. The responsibilities of the Chairman of the Board include providing leadership to the Board in its duties to the Company and facilitating effective review, analysis and discussion at Board meetings.

A written position description has also been developed for the President and Chief Executive Officer. The responsibilities of the President and Chief Executive Officer include managing the efficient and effective operation of the Company, assisting the Board in establishing and implementing the strategic direction of the Company and ensuring all material matters affecting the Company are brought to the attention of the Board.

Orientation and Continuing Education

At present, each new director is given an outline of the nature of the Company’s business, its corporate strategy, current issues with the Company, short, medium and long term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing company policies. New directors are also required to meet with management of the Company to discuss and better understand the Company’s business and will be advised by counsel to the Company of their legal obligations as directors of the Company.

The skill and knowledge of the Board of Directors as a whole is such that the Corporate Governance and Nominating Committee is of the view that a formal continuing education process is not currently required. The Board of Directors is comprised of individuals with varying backgrounds, who have, both collectively and individually, extensive experience in running and managing public companies in the natural resource sector. Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, with management’s assistance. Board members have full access to the Company’s records. Reference is made to the table under the heading “Election of Directors” for a description of the current principal occupations of the members of the Board of Directors.

The orientation and continuing education process will be reviewed on an annual basis and will be revised accordingly. There are technical presentations at Board meetings, focusing on either a particular property or a summary of various properties. The question and answer portions of these presentations are a valuable learning resource for the non-technical directors.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) for the Company’s directors, officers and employees. A copy of the Code has been filed on and is available under the Company’s profile on SEDAR at www.sedar.com or may be obtained upon request from the head office of the Company, Suite 3100 – 595 Burrard Street, Vancouver, British Columbia V7X 1J1. All Company personnel are encouraged to report violations of the Code in accordance with the procedures set forth in the Code.

In addition to responding to any complaints or violations reported directly to Board members, the Board makes periodic inquiries of Company management as to issues related to compliance with Code requirements. In addition, in the course of regular business and operations updates provided by Company management to the Board, there are opportunities to discuss any compliance issues. The Company has developed a program pursuant to which employees of the Company will sign a document certifying to comply with the Code. Directors of the Company sign this document on an annual basis and also certify compliance for the previous year.

Conflict of Interest Policy

As required under the BCBCA and the Company’s Articles:

  A director or executive officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict.

  A director who holds a disclosable interest (as that term is used in the BCBCA) in a contract or transaction into which the Company has entered or proposes to enter may not vote on any directors’ resolution to approve the contract or transaction.

Directors or executive officers who have disclosed a material interest in any transaction or agreement that the Board is considering must abstain from voting on such matters. Generally, as a matter of practice, directors or executive officers who have disclosed a material interest in any transaction or agreement that the Board is considering do not take part in any Board discussion with respect to that contract or transaction.

Insider Trading Policy

The Company has adopted a Disclosure, Confidentiality and Insider Trading Policy to assist directors, officers, employees and contractors in meeting their obligations under applicable securities laws, rules and regulations and the rules and regulations of the stock exchanges on which the Company’s securities are listed. The policy prohibits trading on material, non-public information and describes certain blackout periods and insider reporting obligations under applicable laws.

Disclosure Policy

The Company has adopted a Disclosure, Confidentiality and Insider Trading Policy that supports the Company’s commitment to timely disclosure of material information. Among other matters, the policy sets out the Company’s disclosure principles, details procedures for dissemination of material information, including news releases and public filings, and specifies parameters for contact with the investment community, the media and analysts.

Whistleblower Policy

The Company has adopted a Whistleblower Policy that governs the process through which its officers, employees and others, either directly or anonymously, can notify either Whistleblower Security Inc., a third party service provider, the Chairman of the Audit Committee or the Chairman of the Board of Directors, of concerns relating to the Company’s accounting, internal controls or auditing matters.

Anti-Corruption Policy

The Company has adopted an Anti-Corruption Policy that prescribes standards of professional and ethical conduct for the Company’s representatives, including its directors, officers, employees, consultants and those indirectly representing the Company or any of its subsidiaries and affiliates. The policy prohibits any of the Company’s representatives from achieving results through violations of laws or regulations, or thought unscrupulous dealings.

Nomination of Directors

The Corporate Governance and Nominating Committee is responsible for identifying and recommending to the Board of Directors potential candidates to fill Board vacancies as and when they arise. The Corporate Governance and Nominating Committee is currently comprised of Robert Cross (Chairman), Robert Gayton and Jerry Korpan, each of whom is an independent director within the meaning of all applicable Canadian and U.S. securities laws and regulations and the rules of the TSX and NYSE MKT. Prior to making a nomination, the Corporate Governance and Nominating Committee considers the balance of skills, knowledge and experience on the Board and, in light of this prepares a description of the role and capabilities required for a particular appointment. Taking this into account, the Corporate Governance and Nominating Committee identifies suitable candidates by considering candidates from a wide range of backgrounds based on merit and against objective criteria and taking care that appointees have enough time to devote to the position.

The Corporate Governance and Nominating Committee also reviews the structure, size and composition required of the Board compared to its current position and makes recommendations to the Board with regard to any changes. The Corporate Governance and Nominating Committee also annually assesses directors and makes recommendations to the Board concerning the re-election of any director at the conclusion of their specified term of office and the continuation in office of any director, having due regard to their performance and ability to continue to contribute to the Board. The Corporate Governance and Nominating Committee also recommends individual directors to the Board to serve as members or chairs of the Audit Committee and the Compensation Committee and any other committees established by the Board from time to time. The Corporate Governance and Nominating Committee ensures that new directors are formally advised as to what is expected of them and makes recommendations respecting orientation of new Board members and ongoing education of all Board members.

In addition to its nomination function, the Corporate Governance and Nominating Committee is responsible for establishing and reviewing the Company’s corporate governance practices as well as reviewing and assessing the Company’s ongoing compliance with the various securities and regulatory authorities that govern it, as well as ensuring that the Company continues to conduct itself in a manner appropriate for that of a public company in accordance with its corporate governance practices. The Corporate Governance and Nominating Committee is also responsible for the development of the Code, and for monitoring compliance with the Code.

Compensation

The Board of Directors has appointed a Compensation Committee with responsibility for determining the compensation of officers within the terms of the framework or broad policy determined and agreed with the Board for that purpose. The Compensation Committee reports formally to the Board by making recommendations on individual officer compensation to the Board for its approval.

The Compensation Committee charter provides that the Compensation Committee must consist of at least three members, all of whom must be independent within the meaning of applicable legal and regulatory requirements. The Compensation Committee is currently comprised of Robert Cross (Chairman), Robert Gayton and Bongani Mtshisi, each of whom is an independent director within the meaning of all applicable Canadian and U.S. securities laws and regulations and the rules of the TSX and NYSE MKT. From October 31, 2016 to March 22, 2017, due to illness and the ultimate passing of Barry Rayment, Kevin Bullock, who was not an “independent” director for the purposes of applicable Canadian and U.S. securities laws, was temporarily appointed to the Compensation Committee.

On an ongoing basis, the Board, in consultation with the Compensation Committee, considers the adequacy and form of director compensation taking into account the responsibilities and risks involved in being a director. In determining the appropriate level of compensation, the Board considers the types and amounts of compensation paid to directors of comparable public companies.

The Company has adopted a written charter for the Compensation Committee that sets out the committee’s responsibilities, structure and operations. Pursuant to its charter, the Compensation Committee, among other things:

  recommends to the Board human resources and compensation policies and guidelines for application to the Company;

  reviews and recommends any changes deemed necessary to the Company’s domestic and international compensation and human resources policies and procedures;

  ensures that the Company has in place programs to attract and develop management of the highest calibre and a process to provide for the orderly succession of management and, in particular, that (i) properly reflect the duties and responsibilities of members of management, (ii) are effective and competitive in attracting, retaining and motivating people of the highest quality, and (iii) are based on established corporate and individual performance objectives;

  reviews and approves the corporate goals and objectives relevant to the compensation of the Chief Executive Officer on an annual basis, evaluates the Chief Executive Officer’s performance in light of these goals and objectives and recommends the compensation of the Chief Executive Officer based on this evaluation;

  reviews, on an annual basis, the salary, bonus and other benefits, direct and indirect, of the President and Chief Executive Officer and makes recommendations in respect thereof for approval by the Board, provided that such Board approval will include the approval of a majority of directors that are “independent” of the Company;

  reviews, on an annual basis, the performance of and proposed compensation for all other executive officers of the Company after considering the recommendations of the President and Chief Executive Officer, all within the human resources and compensation policies and guidelines approved by the Board, and makes recommendations in respect thereof for approval by the Board, provided that such Board approval will include the approval of a majority of directors that are “independent” of the Company;

  oversees the implementation and administration of human resources and compensation policies approved by the Board concerning (i) executive compensation, contracts, stock plans or other incentive plans, and (ii) proposed personnel changes involving officers reporting to the President and Chief Executive Officer;

  reviews any proposed amendments to the Stock Option Plan and RSU Plan and reports to the Board;

  reviews and makes recommendations to the Board concerning the recommendations of the President and Chief Executive Officer for stock option grants to directors, executive officers, employees and consultants of the Company and its affiliates under the Company’s incentive stock option plan;

  annually receives from the President and Chief Executive Officer recommendations concerning annual compensation policies and budgets for all employees; and

  periodically reviews the adequacy and form of the compensation of directors to ensure that the compensation appropriately reflects the responsibilities and risks involved in being an effective director, and to report and make recommendations to the Board accordingly.

The Compensation Committee meets at least twice a year and at such other times as required. The Compensation Committee is authorized to seek any information it requires from any employee of the Company and to obtain, at the Company’s expense, outside professional advice in order to properly and fully perform its duties and responsibilities.

Audit Committee

The Audit Committee of the Company is currently comprised of Messrs. Robert Gayton (Chairman), Robert Cross and Jerry Korpan. All members of the Audit Committee are: (i) independent within the meaning of NI 52-110, which provides that a member shall not have a direct or indirect material relationship with the Company which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment; (ii) independent within the meaning of Rule 10A-3 under the Exchange Act and the applicable rules of the NYSE MKT; and (iii) considered to be financially literate under NI 52-110 and the applicable rules of the NYSE MKT. The Board has determined that Mr. Gayton qualifies as an “audit committee financial expert” within the meaning of the applicable U.S. securities laws. From October 31, 2016 to March 22, 2017, due to illness and the ultimate passing of Barry Rayment, Kevin Bullock, who was not an “independent” director for the purposes of certain applicable Canadian and U.S. securities laws, was temporarily appointed to the Audit Committee in reliance upon the exemptions from audit committee independence requirements provided by Section 3.5 of NI 52-110 and NYSE MKT Company Guide Section 803B(2)(b). Mr. Bullock satisfied the independence requirements of Rule 10A-3 under the Exchange Act.

It is the Board of Directors’ responsibility to ensure that an effective internal control framework exists within the Company. The Audit Committee has been formed to assist the Board of Directors to meet its oversight responsibilities in relation to the Company’s financial reporting and external audit function, internal control structure and risk management procedures. In doing so, it is the responsibility of the Audit Committee to maintain free and open communication between the Audit Committee, the external auditors and the management of the Company.

The Audit Committee reviews the effectiveness of the Company’s financial reporting and internal control policies and its procedures for the identification, assessment, reporting and management of risks. The Audit Committee oversees and appraises the quality of the external audit and the internal control procedures, including financial reporting and practices, business ethics, policies and practices, accounting policies, and management and internal controls.

For further information regarding the Company’s Audit Committee, please refer to the section entitled “Audit Committee” in the Company’s Annual Information Form dated March 31, 2017, which is available under the Company’s profile on SEDAR at www.sedar.com or may be obtained upon request from the Secretary of the Company, Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia V7X 1J1.

Health, Safety, Environmental, Security, and Social Committee

The Board of Directors has appointed the Health, Safety, Environmental, Security, and Social Committee (the “HSESS”) with responsibility for ensuring that the Company implements the standards necessary for (i) effective occupational health and safety measures for all workers, contractors and visitors; (ii) on-going compliance with all relevant host country and corporate environmental policies and requirements; and (iii) effective implementation of corporate social responsibility programs that are transparent and directed towards sustainable initiatives developed by the company. The HSESS is currently comprised of Messrs. Jerry Korpan, Bongani Mtshisi and George Johnson (Chairman).

It is a requirement that the Board of Directors review HSESS procedures and key performance indices to ensure HSESS targets are in line with the corporate policies of the Company. Corporate HSESS policies are reviewed no less than annually and approved by the HSESS for implementation by all Company personnel. Additionally, the Board requires an internal audit of all facilities at all phases of the mining life cycle be conducted every two years. Results of the audits are reviewed by the HSESS.

Disclosure Committee

The Board of Directors has appointed the Disclosure Committee with responsibility for, among other things, evaluating the necessity of making public disclosures; reviewing and approving certain documents, to assess the quality of the disclosures and whether such documents are accurate and complete in all material respects; reviewing and approving the guidelines and procedures to be distributed to appropriate management and other personnel designed to gather the information required to be disclosed in certain documents; making determinations about whether a “material change” (as such term is defined in applicable securities legislation) has occurred, selective disclosure of undisclosed material information has been or might be made, or a misrepresentation has been made (as such term is defined in applicable securities legislation); periodically evaluating the effectiveness of the Company’s disclosure controls and procedures; and assisting the Chief Executive Officer and the Chief Financial Officer with their evaluation of the effectiveness of such disclosure controls and procedures.

The Disclosure Committee is currently comprised of Ian MacLean (Chairman), Clive Johnson, Michael Cinnamond, Roger Richer, Tom Garagan and William Lytle.

Assessments

As part of its mandate, the Corporate Governance and Nominating Committee annually reviews the size and effectiveness of the Board of Directors, the committees of the Board, and the individual directors, and report on such assessments to the Chairman of the Board and the Board. The Corporate Governance and Nominating Committee circulates a written survey questionnaire to directors assessing the effectiveness of the Board and its committees in respect of: Board organization and structure; Board culture; Board information and resources; strategy and plans; policies and procedures; shareholder and corporate communications; and ways to enhance Board performance. The Board evaluation process is designed to provide directors with an opportunity each year to examine how the Board is operating and to make suggestions for improvement. The Corporate Governance and Nominating Committee reviews the results and makes any necessary recommendation to the Board for adoption.

Term Limits

As the majority of the current directors are independent, and as the Company has adopted a Majority Voting Policy, the Board of Directors has determined that it is unnecessary at this time to adopt a formal policy regarding term limits or other mechanisms of Board renewal.

Gender Diversity

The Board of Directors recognizes that diversity is important to ensuring that the Board as a whole possesses the qualities, attributes, experience and skills to effectively oversee the strategic direction and management of the Company. The Board recognizes and embraces the benefits of being diverse, and has identified diversity within the Board as an important element in attracting high caliber directors and maintaining a high functioning Board. In new director appointments and ongoing evaluations of the effectiveness of the Board, its Committees and each director, the Corporate Governance and Nominating Committee and the Board will take into consideration diversity as one of the factors in order to maintain an appropriate mix and balance of diversity, attributes, skills, experience and background on the Board of Directors and its committees.

In determining candidates for election to the Board or appointment to executive office, decisions are ultimately based on merit against objective criteria and with due regard to the benefits of diversity in board composition (including the level of representation of women on the Board) and the desire to maximize the effectiveness of corporate decision-making, having regard to the best interests of the Company and its strategies and objectives, including the interests of its shareholders and other stakeholders. The Company has determined that, due to its current stage of development and the fact that the current nomination and appointment procedures have yielded appropriate candidates for nomination to the Board and appointment to executive office, it is unnecessary at this time to adopt a policy regarding the identification and nomination of female directors and the appointment of female executive officers, or to set targets for female directors or female executive officers. The Board does not set any fixed percentages or specific selection criteria as it believes that quotas or strict rules do not necessarily result in the identification or selection of the best candidates but, rather, all factors should be considered when assessing and determining the merits of an individual director and the compositionof a high functioning Board. The Company is attentive to this issue and is eager to address it through its assessment process.

As at the date of this Information Circular, there are no women holding executive office in the Company and the major subsidiaries of the Company. There are no women currently sitting on the Board of Directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the informed persons of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transactions since the commencement of the Company’s last completed financial year, or in any proposed transaction which in either case, has or will materially affect the Company, except as disclosed herein.

Applicable securities legislation defines, “informed person” to mean any of the following: (a) a director or executive officer of a reporting issuer; (b) a director or officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; (c) any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the Company’s most recently completed financial year, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted at the Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of shares of the Company.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available under the Company’s profile on the SEDAR website located at www.sedar.com. The Company’s financial information is provided in the Company’s audited consolidated financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR website at the location noted above. Shareholders of the Company may request copies of the Company’s audited financial statements and related management discussion and analysis by contacting Ian McLean, Vice President, Investor Relations, Suite 3100, 595 Burrard Street, Vancouver, British Columbia V7X 1J1 (Tel: 604-681-8371).

SCHEDULE A
BOARD MANDATE

1.            General

The Board of Directors (the “Board”) of B2Gold Corp. (the “Company”) is responsible for the overall corporate governance of the Company and oversees and directs the management of the Company’s business and affairs. In doing so, it must act honestly, in good faith and in the best interests of the Company, consistent with applicable laws. The Board guides the Company’s strategic direction, evaluates the performance of its senior executives and reviews its financial results. In fulfilling its responsibilities, the Board is expected to take into consideration the interests of shareholders in the preservation and enhancement of the Company’s value and long term financial strength and to be able to function in a manner which allows it to make determinations independent of the views of management.

2.            Duties and Responsibilities

These guidelines govern how the Board will operate to carry out its duties of stewardship and accountability.

2.1          Corporate Strategy

Management is responsible for the development of an overall corporate strategy to be presented to the Board.

The Board is responsible for:

(a)

Adopting a strategic planning process pursuant to which management develops and proposes and the Board reviews and approves significant corporate strategies and objectives, taking into account the opportunities and risks of the business.

(b)	Reviewing and approving all major acquisitions, dispositions and investments and all significant financings and other significant matters outside the ordinary course of the Company’s business.

(c)

Reviewing management’s implementation of appropriate community and environmental stewardship and health and safety management systems, taking into consideration applicable laws, Company policies and accepted practices in the mining industry.

(d)

Determining the extent of authority to be delegated to management and the limitations to be placed on the exercise of that authority. The Board determines the nature and size of transactions that will require the prior approval of the Board and which other limitations should be placed on management’s responsibility or authority.

2.2	Committees

	(a)	The Board delegates authority and responsibility to deal with certain specified matters to the following five (5) standing committees:

•	Audit Committee;

•	Corporate Governance and Nominating Committee;

•	Compensation Committee;

•	Health, Safety, Environmental, Security, and Social Committee; and

•	Disclosure Committee.

(b)

Committees analyze policies and strategies developed by management that are consistent with their terms of reference. They examine proposals and, where appropriate, make recommendations to the full Board. Committees do not take action or make decisions on behalf of the Board unless specifically mandated to do so.

(c)	The committee structure may be subject to change as the Board considers from time to time which of its responsibilities can best be fulfilled through more detailed review of matters in committee.

(d)

The Corporate Governance and Nominating Committee, in conjunction with the Chairman of the Board, is responsible to the Board for annually proposing the leadership and membership of each committee. In preparing its recommendations they will take into account the skills, experience and preferences of the individual directors.

(e)	Each committee operates according to a Board approved written mandate outlining its duties and responsibilities.

(f)	All Board committees operate under the following guidelines except as otherwise provided in the applicable committee’s charter:

(1)

Each committee will meet at least once each year, or more frequently as deemed necessary by the committee. The chair or any two members of a committee may call a meeting of the committee with notice in writing of not less than forty-eight (48) hours, exclusive of Saturdays, Sundays and holidays, unless notice is waived by all members of the committee.

	(2)	Committee Chairs, in consultation with committee members and management, will set the frequency and length of Committee meetings.

	(3)	Each committee Chair, in consultation with the appropriate members of management, develops the agenda for committee meetings. Any member of a committee may request an agenda item.

	(4)	If a committee Chair is not present at any meeting of a committee, one of the other members of the committee present at the meeting shall be chosen by the committee to chair the meeting.

(5)

A committee member may participate in a committee meeting by means of such telephone, electronic or other communication facilities. A member participating in such a meeting by such means is deemed to be present at the meeting.

(6)

A committee may invite such director or, in consultation with the CEO, such employees of the Company as may be considered desirable to attend meetings and to assist in the discussion and consideration of the business of the committee.

(7)

A committee may, from time to time, require the expertise of outside resources. Each committee has the authority to engage, set the terms of and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties.

	(8)	Quorum for the transaction of business at any committee meeting shall be a majority of the number of members of the committee or such greater number as the committee shall by resolution determine.

(9)

At the next Board meeting following each meeting of a committee, the committee chairs report to the Board on the committees’ activities. Minutes of committee meetings are made available to all directors and copies should be filed with the Corporate Secretary.

The Board may also from time to time form and empower other committees to carry out duties specified by resolution of the Board.

2.3          Reliance on Management

The Board is responsible for the appointment, oversight and direction of senior management (including through the development and review of position descriptions for the President and Chief Executive Officer and other members of senior management), who are responsible for the conduct of the day to day operations of the Company.

In fulfilling its responsibilities, the Board is entitled to rely on senior management to carry out the Company’s approved strategic and business plans and directions from the Board, and to provide regular detailed reports on their areas of responsibility.

2.4          Interaction with Management

All directors have open access to the Company’s senior management. It is expected that directors will exercise judgment to ensure that their contacts will not distract from the Company’s business operations.

The Board encourages individual directors to make themselves available for consultation with management outside Board meetings in order to provide specific advice and counsel on subjects where such directors have special knowledge and experience.

The Board is also responsible for establishing expectations of senior management and for monitoring corporate performance against these expectations and the Company’s strategic and business plans.

The Board is responsible for determining the extent of authority to be delegated to management and the limitations to be placed on the exercise of that authority. The Board determines the nature and size of transactions that will require the prior approval of the Board and which other limitations should be placed on management’s responsibility or authority.

2.5          Risk Management

The Board should have a continuing understanding of the principal risks associated with the business and it is the responsibility of management to ensure the Board and its committees are kept well informed of changing risks. The Board is also responsible for reviewing the integrity of the Company’s internal controls and management information systems.

2.6          Management Performance and Succession Plans

The Compensation Committee is responsible for assessing the capabilities and performance of senior management, including, the President and Chief Executive Officer. The Board is also responsible for ensuring that adequate plans are in place for senior management succession and training. The CEO’s views as to a successor in the event of unexpected incapacity should be discussed periodically with the Corporate Governance and Nominating Committee.

2.7          CEO and Senior Management Compensation

The Compensation Committee is responsible for reviewing and recommending to the Board the form and amount of compensation for the CEO and executive officers. The CEO will not be permitted to attend the Board’s deliberations and voting relating to his or her compensation.

2.8          Communications

(1)

The Board is responsible for approving the content of the Company’s major communications to shareholders and the investing public, including the interim and annual reports, the Management Proxy Circular, the Annual Information Form, any prospectuses that may be issued and significant press releases.

(2)

The Board believes that it is the function of management, led by the CEO, to speak for the Company in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public. It is understood that the Chairman of the Board or other individual directors may, from time to time, be requested by management to assist with such communications.

(3)

It is expected that when communications from shareholders are made to individual directors, management will be informed and consulted to determine any appropriate response to be made by the Board or management, as the case may be.

2.9          Board Performance Evaluation

The Board is responsible for conducting an annual self-evaluation of its size, composition and effectiveness and the contributions of individual directors and for determining the form and amount of compensation for directors.

2.10        Board Independence

The Board must have the capacity, independently of management, to fulfill the Board’s responsibilities and must be able to make an objective assessment of management and assess the merits of management initiatives. Therefore, the Company is committed to the following practices:

(a)	The recruitment of strong, independent directors, who shall compose a majority of the Board;

(b)

The Board shall affirmatively determine whether each director, or person nominated to be a director, qualifies as independent under the applicable Canadian and U.S. securities laws and regulations and applicable stock exchange rules. Where required by such laws, regulations or exchange rules, the Board shall also determine the independence of each member of a Board committee under the standards of independence applicable to such committee.

(c)

Any director who is deemed independent and whose circumstances change such that he or she might be considered to no longer be an independent director or independent member of a particular committee, shall promptly advise the Board of the change in circumstances;

(d)	The Corporate Governance and Nominating Committee leads the director selection/evaluation process;

(e)	The Compensation Committee leads the CEO evaluation process;

(f)	The Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee are fully independent;

(g)	Regular meetings of independent directors:

(1) The independent directors meet as a group, without the presence of management or non-independent directors, annually and such other times as they consider appropriate.

(2) The purpose of the meeting will be to provide an opportunity for the independent directors to raise issues that they did not wish to discuss with management present.

2.11	Board Size and Composition

	(a)	Nominees for directors are initially considered and recommended by the Corporate Governance and Nominating Committee approved by the entire Board and elected annually by the shareholders.

(b)

A majority of directors comprising the Board must qualify as independent directors within the meaning of all applicable legal and regulatory requirements including, without limitation, all applicable Canadian and U.S. securities laws and regulations and the rules of each stock exchange on which the Company’s securities are listed.

(c)

The Board is committed to reviewing its size periodically and currently considers eight directors to be an appropriate number for the size of the Company and sufficient to provide an appropriate mix of backgrounds and skills for the stewardship of the Company.

(d)

At its meeting to approve the Information Circular for the Annual General Meeting of the shareholders of the Company, the Board shall consider and determine whether each director or director nominee is independent.

(e)	The Chairman of the Board will be selected by the Board. The Board may select the Chief Executive Officer as Chairman if that seems best for the Company at a given point in time.

2.12        Director Terms

Directors are elected or re-elected annually by shareholders. There is an informal expectation by the Board that each director will commit to serving their term at least until the next annual shareholders meeting. Between annual meetings of shareholders, the Board may appoint directors to serve until the next meeting, as appropriate.

2.13        Appointment and Remuneration of Auditors

The Audit Committee shall, subject to shareholder approval, if required, be responsible for the engagement, remuneration and review of the performance of the Company’s auditors.

2.14	Code of Business Conduct and Ethical Behavior

(a)

All directors, officers and employees are bound by the Company’s Code of Business Conduct and Ethics. All who are affected by the Code review it and directors and officers acknowledge their support and understanding of the Code.

(b)

Directors must never be in an undisclosed conflict of interest with the Company. A director who has a real, perceived or potential conflict of interest regarding any particular matter under consideration should advise the Board, refrain from debate on the matter and abstain from any vote regarding that matter.

(c)

The Corporate Governance and Nominating Committee has responsibility for monitoring compliance with the Code of Business Conduct and Ethics, authorizing any waiver granted in conjunction with the Code of Business Conduct and Ethics (provided, however, that any waiver granted with respect to a director or executive officer must be granted by the Board, and the Corporate Governance and Nominating Committee may delegate the approval of waivers with respect to non-officer employees), and overseeing the appropriate disclosure of such waivers.

2.15	Board Meetings

	(a)	The Board meets a minimum of four times per year, usually every quarter.

	(b)	The Chairman of the Board, in consultation with the CEO and the Corporate Secretary, develops the agenda for each Board meeting.

	(b)	The members of the Board are required to have reviewed Board materials in advance of the meeting and be prepared to discuss such materials at the meeting.

	(c)	The Board may adopt the use of consent resolutions for its convenience from time to time.

(d)

Fifty percent (50%) of the number of the directors holding office constitutes a quorum for the transaction of business at a meeting and a quorum of directors may exercise all the powers of directors at a meeting. No business shall be transacted by the directors at a meeting unless a quorum is present.

(e)

A director may participate in a Board meeting by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other. A member participating in such a meeting by any such means is deemed to be present at the meeting.

(f)

Directors will maintain the absolute confidentiality of Board deliberations and decisions and information received at meetings, except as may be specified by the Chair, if the information is publicly disclosed by the Company, or as required by applicable law. The views or opinions of individual directors or managers shall be treated with an appropriate level of respect and confidence.

(g)

Directors are expected to attend all meetings of the Board and the Committees upon which they serve, to come to such meetings fully prepared (including full review of all documentation sent prior to the meeting) and to remain in attendance for the duration of the meeting. Where a director’s absence from a meeting is unavoidable, the director should, as soon as practicable after the meeting, contact the Chair, the CEO or the Corporate Secretary for a briefing on the substantive elements of the meeting.

2.16	Special Meetings of the Board

	(a)	Special meetings of the Board may be held at any time at the call of the Chairman of the Board and the CEO, or any two directors.

(b)

Notice of a special meeting of the Board shall be given to all directors. Such notice shall be sent at least twenty-four (24) hours, exclusive of Saturdays, Sundays and holidays, before the time fixed for the meeting. If all directors are present at such meeting, notice thereof may be waived by them. If notice of the meeting is waived, all directors must sign a waiver.

2.17        Board Minutes

The Chairman of the Board, the CEO and the directors shall be provided with the draft minutes of each meeting of the Board at the next Board meeting. The approved minutes serve as the official record of the Board meeting.

2.18	Information for Board Meetings

(a)

All materials submitted for consideration by the Board or by a committee become part of the record of the Board and shall be deposited with the Corporate Secretary for maintenance, safekeeping and access.

	(b)	Materials assembled in support of Board meetings will be coordinated by the CEO and the Corporate Secretary will distribute them with the Board meeting agenda prior to the meeting.

	(c)	Materials distributed to the directors in advance of Board meetings shall be concise, yet complete and prepared in a way that focuses attention on critical issues to be considered.

(d)

Reports may be presented during Board meetings by directors, management or staff or by invited outside advisors. Presentations on specific subjects at Board meetings shall briefly summarize the materials sent to directors so as to maximize the time available for discussion on questions regarding the material.

(e)

It is recognized that under some circumstances, due to the confidential nature of matters to be discussed at a meeting, it would not be prudent or appropriate to distribute written material in advance.

(f)

Matters that are brought to the Board for a decision, particularly those of a strategic or financial matter, will be in a format and at a level and type of information that enables the Board to make a decision. The Board and management will agree on the format and the checklist of information items required for the Board to make a decision.

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Email: assistance@laurelhill.com